Quality is the central value underlying our market position and reputation. We are committed to keeping it the hallmark of Crawford & Company, as it was when we first promised "Top Quality, Promptly" in 1941.

Grover L. Davis, *Chairman & CEO*

Crawford®

AT-A-GLANCE

CASUALTY CLAIMS SERVICES

When accidents happen, we're there.

- On scene – 24 hours a day, 7 days a week
- Variety of claim reporting options
- Complete claims resolution from investigation to settlement
- Web-based appraisal/inspection delivery backed by national network of equipment specialists and appraisers
- Dedicated subrogation department
- Total program management/outsourcing from claim intake to resolution
- Experts capable of handling difficult losses from products' liability to environmental occurrences

PROPERTY CLAIMS MANAGEMENT

When property is damaged, we have the expertise to promptly adjudicate the claim.

- Fast, cost-effective settlements with online file management
- Forensic investigators
- Network of certified direct repair contractors
- Re-inspection to ensure policy holder satisfaction
- Experts in major losses
- Global risk administration for insurers, brokers and multinationals

WORKERS' COMPENSATION CLAIMS ADMINISTRATION

When injuries occur, we help control costs.

- National network of dedicated risk management service centers
- Scalable solutions
- On-site adjudication, investigation, medical, and vocational consultation throughout North America
- Dedicated units for cost-effective, professional claims handling
- Adjusters and nurses work as a team and are connected electronically
- Discreet, thorough in-house surveillance for suspicious claims
- Consultative client management services

CLASS ACTION SERVICES

When a class action litigation settlement is reached, we can:

- Design and execute innovative legal notice programs
- Administer the class action settlement, all phases, from noticing through distribution
- Conduct field inspections, when necessary
- Provide real time information access to parties at all times
- Manage practical Chapter 11 claims administrations
- Execute complete document management services
- Provide, or arrange for, expert consultation services

HEALTHCARE MANAGEMENT

When people are injured, we help them get back to work promptly.

- Early intervention, the key to the successful medical management of a claim, and triage/severity screening
- Telephonic and on-site medical case management with strategic URAC accredited locations
- Channeling to credentialed hospitals and medical providers in our preferred provider network
- Extensive menu of vocational services to expedite return to work process
- National independent medical examination (IME) program
- Medical bill review services deliver superior savings through the combination of medical bill auditing and PPO discounts
- Multi-level peer review services
- Full complement of utilization review services
- Short-and long-term disability management and catastrophic case management

When services are needed for loved ones, we are there to assist.

- Long-term care services for aging, disabled, or chronically ill

CATASTROPHE MANAGEMENT SERVICES

Where there is a large-scale loss, we have the resources to help quickly.

- On-site response within hours, worldwide
- Cost-effective outsourcing for insurance companies
- Custom reports
- Pre-loss consultation

RISK SCIENCES GROUP

When you need meaningful loss information, we deliver.

- Risk Management Information System (RMIS) solutions for carriers, self-insured and self-administered organizations
- 24/7 Internet access from anywhere in the world
- Consolidation and validation of any type of data from multiple data sources into a single repository
- Comprehensive, flexible, and customizable reporting that covers the full spectrum of risk analysis
- Account support provided by risk management data experts

WHO WE ARE

Crawford is the largest independent provider of claims management solutions, with a global network of over 700 offices in 67 countries.

NYSE	CRDA and CRDB
IR	404.847.4571
Online	crawfordandcompany.com
Headquarters	5620 Glenridge Drive, NE, Atlanta, GA 30342

Financial Operating Highlights

Year ended December 31

Dollars in millions, except per share data	***2003***	2002	% change
Revenues before Reimbursements	***$ 690.9***	$ 699.4	(1.2%)
Operating Earnings[1]	***30.0***	37.2	(19.3%)
Cash Provided by Operating Activities	***36.9***	52.6	(30.0%)
Net Income Per Share before Special Charges/Credits – Diluted	***0.32***	0.42	(23.8%)
Net Income Per Share – Diluted	***0.16***	0.50	(68.0%)
Return on Average Shareholders' Investment	***4.6%***	14.1%	(9.5%)
Dividends Per Share – Class A and B	***0.24***	0.32	(25.0%)

(1) Earnings before special charges and credits, net corporate interest, and income taxes. For a reconciliation of operating earnings to net income, see page 17 of this annual report.


$471,847
$219,086

Revenues before Reimbursements: *U.S. vs. International* (in thousands)

US	$471,847
International	$219,086


$74,540
$229,781
$167,526

U.S. Revenues before Reimbursements by Market Type (in thousands)

Insurance Companies	$229,781
Self-Insured Entities	$167,526
Class Action Services	$74,540

Crawford was built on the foundation of "Top Quality, Promptly℠" and it remains our promise today.

This is a report on our business strategy involving change, innovation, and a strengthened commitment to quality.

To Our Shareholders

A Difficult Year

In 2003, Crawford felt the ongoing strain of an unprecedented six-year downturn in property and casualty claims, our largest source of business. This trend has been fostered by conservative underwriting among our insurance company clients and augmented by significant increases in policy deductibles. Over the past year, property and casualty premiums have risen as much as 75 percent, deductibles as much as ten-fold, and the threat of cancellation has become a serious deterrent to filing claims.

In addition, our self-insurance market revenues in the United States were negatively impacted by a reduction in workers' compensation claims frequency. This was driven by broadly lower employment levels, a decline in workplace injuries, and a ten-year low in absentee rates.

The effect of a 14 percent downturn in U.S. claims frequency on our performance was evident in the year's financial results. Revenues before reimbursements of $691 million contracted one percent while operating earnings of $30 million declined 19 percent from the previous year. Adjusted for special charges and credits, diluted net income per share contracted 24 percent to $0.32 per share.

In our U.S. operations, lower claims volumes pushed revenues down seven percent to $472 million and operating earnings declined 20 percent to $23 million. Revenue growth of 15 percent in international operations reflected a combination of favorable exchange rates and encouraging new business opportunities. However, operating earnings in our international operations decreased 15 percent from the previous year primarily due to an increase in capacity in anticipation of higher claims volumes from recently signed client service agreements.

With paid insurance losses declining below 1985 levels, 2003 was a remarkably difficult operating environment, and we do not expect industry conditions to improve significantly in 2004.

Our Determination Is Intact

However, our determination to deliver on the strengths of our Company is intact and our optimism regarding its future remains vibrant. There was much work accomplished in 2003 to improve our ability to perform under the toughest conditions and position Crawford for sharp improvement should the current glimmer of positive industry trends continue to grow.

In 2003, we secured new clients, used our core strengths to enter and grow in new business arenas sheltered from the insurance cycle, developed innovative technologies to sustain our leading market position, and maintained the Company's financial health and flexibility. Our expectation is that, in a stable claims environment, these actions can deliver a substantial operating margin improvement to over six percent in 2004.

Top Quality Remains Our Top Priority

In a pressured operating environment, we have endeavored to make sure our organization stayed proportionally balanced. Delivering consistent, high-quality service remains the single most important aspect of our business. Quality is the central value underlying our market position and reputation. We are committed to keeping it the hallmark of Crawford & Company, as it was when we first promised "Top Quality, Promptly" in 1941.

So while we have taken steps both in the field and in the home office to manage costs in line with revenue trends, we also have maintained the ability to deliver prompt, quality service. Where opportunities appeared, we have not hesitated to invest in technology and in business process improvement.

New Clients and Core Strengths

As the leader in global claims management, Crawford continued to build its client list both in the U.S. and internationally. In mid-year, Crawford was named one of nine national firms selected to provide domestic U.S. claim adjusting services to member companies of American International Group, Inc. In September, Zurich North America selected Crawford to be its preferred vendor for heavy equipment field appraisal and adjusting needs. In addition, The St. Paul Companies and American Express named Crawford a supplier of property, casualty, and vehicle claims services. Crawford was also chosen to be one of three national service providers selected to offer property, casualty, and workers' compensation claims handling services to CNA Insurance Companies.

In an innovative partnership, we formed an agreement with The Standard Insurance Company to develop a unique integrated disability management service. We were also chosen to provide third party administration services for workers' compensation, automobile, commercial general, and professional liability insurance claims to the Houston Independent School District, which is the largest public school system in Texas and seventh largest in the U.S.

Internationally, Crawford has been successful in a number of regions. Globally, we were selected by ACE Global Solutions to handle its third party motor claims program worldwide. In the United Kingdom we were selected by Brit Insurance Holdings PLC to join its panel of claims adjusters, assisting in property desktop management and loss adjusting in the U.K. We were also named the sole provider to Royal & Sun Alliance for their personal and commercial subsidence claims as well as being appointed the exclusive provider of personal lines claims handling for Halifax General Insurance and Northern Rock Insurance. In December, Crawford was named the sole loss adjuster supplier of personal lines insurance claims to AXA Insurance U.K., PLC, the third largest general insurer in the United Kingdom. In November, Crawford Canada formed a partnership with Hudson's Bay Company to become the third party administrator providing claims management services to Canada's largest department store retailer and oldest corporation.

In our European operations, we have gained several new corporate multinational accounts, including BMW, Siemens, and Lidl supermarkets. We were also awarded panel nominations for Fortis Corporate Insurance N.V., and Achmea Schadeverzekeringen N.V., a direct personal lines insurance writer. In our growing Australian operation, we have successfully retained our existing clients in a competitive market. Combined with nominations on various insurer panels such as CGU Commercial, Vero Insurance Ltd, QBE Mercantile Mutual Ltd, and Allianz Australia Insurance Ltd, we are positioned to generate new revenues and ensure our continued growth in Australia.

Throughout the year, we recognized but simply did not accept the reality of a difficult marketplace. In addition to bringing in new clients, we also launched a company-wide strategy in the fall of 2003 that will enhance and build on our core strengths: People, Process, and Technology.

People: Where Quality Starts and Ends

We centralized personnel recruiting in the U.S. this year so that we may better support our field operations. This centralized process allows for a more consistent selection methodology and is designed to ensure that we are always hiring the right people for the right job.



Grover L. Davis, *Chairman & CEO*

In December, we introduced our Six Sigma focus areas into the Crawford University curriculum. We now begin the orientation of new hires with a high level of quality awareness that continues through classroom training and culminates with on-site reinforcement and mentoring in each branch. Training is a true differentiator for us in the marketplace and, even though the investment we make in this area is sizeable, it is an investment that will continue to pay dividends.

In Risk Management Services, we have empowered our client service management staff with new roles as consultants. In doing so they will assist client risk managers, chief financial officers, and treasurers with analyzing their costs of risk. Part of this approach includes industry benchmarking. We can now help clients understand how their metrics compare with their peers'. This allows our clients to identify areas of concern and adjust their strategies accordingly, thus reducing their total cost of risk.

As a way to emphasize the importance of our values, we formalized our global Quality Awards program earlier this year. Twenty-six employees and branches around the world received special rewards and recognition for their superior performance in the areas of quality and customer service to peers, managers and clients. This ongoing program is a great way to internally focus our commitment to Top Quality, Promptly.

Processes: *Six Sigma Protocols in Every Step*

Early in the year, we launched a comprehensive Six Sigma quality initiative aimed at applying statistical measurements across our operations to improve performance and efficiency. Initial protocols included: a successful timeliness initiative for Claims Management Services; a best practice initiative in Healthcare Management, where we now have the best on-site medical case management process in the industry; and a cost reduction initiative in Risk Management Services designed to drive out costs associated with the processing of medical bills. We are now systematically examining many of our processes, measuring the critical drivers, and discovering and eliminating the sources of inconsistency. We are already seeing positive results from this initiative, and we expect this trend to continue.

We've built, and are continuing to build, systems to measure performance and improve accountability. Six Sigma has taught us that you can't improve what you can't robustly measure. It's tough and it's slow, but it is extremely effective. With Six Sigma analysis now taking place, it's clear that Crawford is on the edge of something remarkable. In the second half of 2003 alone, Six Sigma was instrumental in identifying over one million dollars of annualized cost savings through improved processes in Risk Management Services.

We also created our Global Technical Services (GTS) unit, which is composed of the most highly trained group of executive general adjusters in the world today. This team of professionals provides project management of claims and enables clients to mitigate direct and indirect costs. The GTS program embraces catastrophic and complex claims, high value property and casualty claims, as well as specialty claims such as construction, power and engineering, oil and gas, financial institutions, product liabilities, and professional indemnities. Already the largest independent operation of its kind in the world, GTS has established a new benchmark for claims handling in this business sector by providing business and brand protection, worldwide service, specific processes, claims costs mitigation, and catastrophe response.

Technology: Crawford Custom Solutions

A major facet of this strategy in 2003 was our online case management system within Healthcare Management. We configured a commercial application to our own specifications, after which we completed a rollout to every field office within three months.

In 2003, we finalized the development of our vehicle services administration system (VTech™), which will be fully deployed by the end of the first quarter of 2004.

We have aggressively marketed our Global Risk Administration (GRA) units in Melbourne, Singapore, and Toronto, to complement our U.S. and U.K. units. These GRA units act as a gateway into Crawford for our global clients, making it easier for our clients to engage our services for their multinational customers. Through the web-enabled GRA e-Claims system, global clients can obtain claims information worldwide.

In mid-year, Crawford Catastrophe Services launched a web-based storm page that allows clients to find valuable information regarding various weather hazards, including hurricanes, typhoons, tornadoes, floods, and blizzards. The page includes pertinent news and tips about weather-related and natural disasters around the globe. Corporate clients, particularly in marine and oil and gas industries, can quickly find accurate forecasts. All clients can prepare for quick and efficient claims resolution in the aftermath of an event. The web service also features predictive information through Crawford's partnership with The Tropical Storm Risk Venture in the U.K.

Our comprehensive technology model, Crawford ***Prime*** Solutions^{SM}, has been on track since its launch in 2001. Each and every technology system that we develop and deploy will allow our clients to more easily engage us with a "point & click" capability. Our clients will have complete electronic access to the work-product to see the status of any claim, at anytime. And, they will be able to obtain management information from their population of claims to assist them in their management of improved outcomes. By the end of 2004, we will have deployed the majority of our new technology infrastructure – a significant, sustainable advantage.

New Markets

By leveraging our Company's strengths in offering global information and management services, Crawford was able to drive record results in The Garden City Group (GCG), our class action services unit, and identify new market opportunities not directly tied to the insurance underwriting cycle.

When GCG joined Crawford in 1999, it was primarily located in New York and focused on the Northeast marketplace. It has since expanded into a national practice with offices in Columbus, Ohio; Reston, Virginia; Seattle, Washington; and Sarasota, Florida.

GCG has doubled its caseload over the past two years, handling cases with the number of claimants ranging from the thousands to the multi-millions.

This rapid growth in caseload and office coverage has been achieved by expanding GCG's service offerings from securities and consumer class action administration into new markets such as the property and casualty market, the building material industry, and "demutualization" processing. We have become recognized as specialists in demutualization. GCG has handled more than 40 such cases for major U.S. based company employers, taking over distribution responsibilities to the policyholders of mutual life insurance companies that have converted to publicly traded stock companies.

In addition, GCG built on its core competencies and branched out of the class action niche to provide similar services to the bankruptcy marketplace. These operations today are examining an additional opportunity to leverage capabilities by moving into warranty claims administration. This is a highly fragmented, multi-billion dollar market in which Crawford can capitalize on its scale and existing infrastructure. The potential is large enough to provide meaningful incremental growth over the next several years, and could in time equal the size of our core insurance company claims services business.

In 2004, a major initiative in our Healthcare Management Services business is to expand our penetration of the elder care services market. As U.S. baby-boomers age, the need for elder care is projected to rise quickly. This is a fast-growing, multi-billion dollar market that represents a substantial opportunity.

Additionally, we developed two new innovative service lines that have been well received in the marketplace. In August, we launched the contents service unit, which helps our clients perfect the process of evaluating and replacing belongings. Crawford Contents Services (CSS) is the industry's first independent, in-house, single-source solution for contents evaluation and replacement. It supplements in-house experienced inventory specialists with a centralized contents technology that utilizes a national database to find prices from vendors geographically available to the insured. This service enables speedy resolutions, indemnity cost savings, and produces satisfied insureds and claimants.

This year we also launched Crawford Property Central and Crawford Liability Central. These claims administration centers provide one-stop shops primarily for the middle-market property and casualty insurance companies that need assistance in managing the entire claim process from claim intake to claim resolution and payment.

Changes to the Board of Directors

Two long-standing valued members from our board of directors, Linda Crawford and Charles Flather, have announced their retirement and will not stand for re-election at the annual meeting in April. Ms. Crawford and Mr. Flather have served on Crawford's board for 24 and 26 years, respectively. We are grateful for their leadership, keen guidance, and many years of service. We wish them all the best in the future. Mr. Clarence H. Ridley, chairman of the board, Haverty Furniture Companies, Inc. was newly elected to the board on February 3, 2004, and has agreed to stand for re-election at this year's annual meeting.

Outlook and Conclusion

Insurance remains a cyclical industry, and today we are seeing small signs that the global claims volume may begin picking up. In the U.S., the cost of property insurance fell in the fourth quarter of 2003, which marked the first decline in premium prices in any major line of commercial insurance in nearly four years. We know that eventually claims volumes will begin increasing again. When they do, the current staffing levels of our insurance company clients will not be sufficient to handle the increase and Crawford will be well positioned to benefit from the investments of the past year.

While we remain optimistic about our Company and its service offerings, we have been conservative in our approach to the balance sheet and our planning for the coming year. In mid-2003, we completed a 3-year, $70 million revolving credit facility and issued $50 million in seven-year 6.08 percent senior notes in order to repay existing debt and fund working capital requirements. We ended the year with $41 million in cash and a strong financial position.

As I said earlier, our expectations for the insurance industry in 2004 are cautious, but even in a flat environment we should see improvement in our operating performance. 2004 will be an important year. It is when we'll begin to see the results as we continue to pursue our three-pronged strategy: hire and retain the best people, give them solid and measurable processes, and equip them with Crawford-custom technology. These are exciting changes — and each is made to further the goal of improved and consistent quality.

In closing, I want to thank our patient investors, our hard-working employees, and the clients we serve. You have all helped to make Crawford & Company stronger.



Grover L. Davis
Chairman and Chief Executive Officer

March 5, 2004

Our Strategy

1. Our People

We must hire, train, and retain the very best people in our industry.

2. Our Processes

We must make our best practices our common practices.

3. Our Technology

We must put the right tools in the hands of the right people in the right place, to serve our clients promptly.

1. Our People

We must hire, train, and retain the very best people in our industry.

We are a service company, and our people are the face of Crawford. They represent us to our clients, and represent our clients to their customers. Our continuing success depends on the quality of our service, which is no less than the knowledge, commitment, and care demonstrated by our people, hundreds of thousands of times every day.

Key Initiatives:

- Enhancing training through Crawford University
- Hiring, motivating, and retaining the best personnel – supported by our new centralized recruitment initiative and new hire selection program
- Developing innovative incentive compensation programs tied to client satisfaction



2. Our Processes

We must make our best practices our common practices.

The investment we are making today in our Six Sigma initiatives will soon enable us to examine every process on an office-by-office, professional-by-professional, and file-by-file basis. Our clients will benefit from consistent high-quality service, accountability, innovation, and metrics that pinpoint their challenges and opportunities.

Key Initiatives:

- Rolling out Six Sigma – company wide
- Implementing and measuring best practices
- Improving productivity and efficiency
- Leveraging core competencies by moving into new markets



3. Our Technology

We must put the right tools in the hands of the right people in the right place, to serve our clients promptly.

Integrated, effective technology is the power tool that helps drive consistency, accelerate change, and improve efficiencies at every level. Coupled with our people and processes, it will enable us to deliver the most consistent, highest quality services in the marketplace. What we initiated in 2001 and will complete in 2004 will change the way that companies like Crawford do business. Worldwide.

Key Initiatives:

- Providing real-time client access to all of our services
  - *I*Tech™ – new operating system for Investigation Services
  - Xactware – new technological solution for our Property Claims Services
  - *Care*Tech™ – new operating system for our Healthcare Management professionals
  - *V*Tech™ – new operating system for Vehicle Claims Services
  - *Risk*Tech™ – new claims management system for Workers' Compensation and Liability Claims Services
- Providing our people with the best tools in the industry
- Continuing to support and market our Global Risk Administration e-Claims system, allowing our global clients access to claims information worldwide



Our Opportunities

- **Capitalizing on Our Leadership Position**
  We must use our unique scale, scope, and capabilities to maintain and enhance our position as the global benchmark in our industry.

- **Growing Our Lines of Service**
  We must capture additional market share in our existing markets to offset declines in industry-wide claims volume while identifying and pursuing new market opportunities that are not affected by the insurance cycle.

- **Utilizing Our Financial Flexibility and Strength**
  We will invest in people, process, and technology while protecting the financial strength of our business, even in difficult industry conditions.

Crawford & Company Financial Review 2003

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

Crawford & Company provides claims management services to insurance companies, self-insured entities and class action settlement funds. Major service lines include workers' compensation claims administration and healthcare management services, property and casualty claims management, class action services and risk management information services.

Insurance companies, which represent the major source of our revenues, customarily manage their own claims administration function but require limited services which we provide, primarily field investigation and evaluation of property and casualty insurance claims. Self-insured entities typically require a broader range of services from us. In addition to field investigation and evaluation of their claims, we may also provide initial loss reporting services for their claimants, loss mitigation services such as medical case management and vocational rehabilitation, risk management information services, and administration of the trust funds established to pay their claims. Finally, we also perform the administrative functions related to securities, product liability, bankruptcy and other class action settlements, including identifying and qualifying class members, determining and dispensing settlement payments, and administering the settlement funds.

The claims management services market, both in the U.S. and internationally, is highly competitive and comprised of a large number of companies of varying size and scope of services. The demand from insurance companies and self-insured entities for services provided by independent claims service firms like us is largely dependent on industry-wide claims volumes, which are affected by the insurance underwriting cycle, weather-related events, general economic activity, and overall employment levels and associated injury rates.

We generally earn our revenues on an individual fee per claim basis. Accordingly, the volume of claim referrals to us is a key driver of our revenues. During a hard insurance underwriting market, as we've experienced since the September 11, 2001 terrorist attacks, insurance companies become very selective in the risks they underwrite, and insurance premiums and policy deductibles increase, sometimes quite dramatically. This results in a reduction in industry-wide claims volumes, which reduces claims referrals to us unless we can offset the decline in claim referrals with growth in our share of the overall claims services market. Our ability to grow our market share in such a highly fragmented, competitive market is primarily dependent on the delivery of superior quality service and effective, properly focused sales efforts.

Results of Operations

Consolidated net income was $7,662,000 for 2003 as compared to $24,512,000 in 2002 and $29,445,000 in 2001. Consolidated net income for 2003 includes an after-tax payment of $8.0 million under an agreement reached with the U.S. Department of Justice to resolve an investigation into our billing practices. Consolidated net income for 2002 includes a payment received from a former vendor in

Management's Discussion and Analysis of Financial Condition and Results of Operations

full settlement of a business dispute of $3.8 million, net of related income tax expense. There were no such special charges or credits in 2001. In addition, our adoption of Statement of Financial Accounting Standards ("SFAS") 142 "Goodwill and Other Intangible Assets" (SFAS 142) eliminated the requirement to amortize goodwill which increased our 2002 and 2003 net income by approximately $3.0 million as compared to 2001.

Operating earnings is one of the key performance measures used by our senior management and chief decision maker to evaluate the performance of our business and make resource allocation decisions. We believe this measure is useful to investors in that it allows them to evaluate our performance using the same criteria our management uses. Following is a reconciliation of consolidated net income to operating earnings for the years ended December 31, 2003, 2002, 2001, 2000, and 1999:

(in thousands)	***2003***	2002	2001	2000	1999
Net income	***$ 7,662***	$24,512	$29,445	$25,348	$39,264
Add/ (deduct):					
Special charges and credits	***8,000***	(6,000)	–	16,740	–
Year 2000 expense	–	–	–	–	5,181
Amortization of goodwill	–	–	3,448	3,203	2,790
Net corporate interest	***5,414***	4,706	4,779	4,476	2,762
Income taxes	***8,964***	14,029	18,356	15,802	24,480
Operating earnings	***$30,040***	$37,247	$56,028	$65,569	$74,477

The following is a discussion and analysis of the results of operations of our two reportable segments: United States ("U.S.") operations and international operations. Our reportable segments represent components of our business for which separate financial information is available that is evaluated regularly by our chief decision maker in deciding how to allocate resources and in assessing performance. The individual services that are listed in this annual report do not represent separate reportable segments. Rather, they describe the various claims administration services that are performed within our approximately 700 field branches around the world. Revenue amounts exclude reimbursements for out-of-pocket expenses. Expense amounts exclude special charges and credits, amortization of goodwill, net corporate interest, and income taxes.

Our discussion and analysis of operating expenses is comprised of two components. Compensation and fringe benefits include all compensation, payroll taxes, and benefits provided to our employees which, as a service company, represents our most significant and variable expense. Expenses other than reimbursements, compensation and fringe benefits include office rent and occupancy costs, other office operating expenses, and depreciation. This discussion should be read in conjunction with our consolidated financial statements and the accompanying footnotes.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating results for our U.S. and international operations were as follows:

Years Ended December 31	**2003**	2002	2001	% Change From Prior Year **2003**	% Change From Prior Year 2002
(in thousands)					
Revenues:					
U.S.	***$471,847***	$508,734	$534,671	***(7.3%)***	(4.9%)
International	***219,086***	190,656	190,868	***14.9%***	(0.1%)
Total	***$690,933***	$699,390	$725,539	***(1.2%)***	(3.6%)
Compensation & Fringe Benefits:					
U.S.	***$292,357***	$320,475	$331,116	***(8.8%)***	(3.2%)
% of Revenues	***62.0%***	*62.9%*	*61.9%*		
International	***152,950***	130,886	125,862	***16.9%***	4.0%
% of Revenues	***69.8%***	*68.6%*	*65.9%*		
Total	***$445,307***	$451,361	$456,978	***(1.3%)***	(1.2%)
% of Revenues	***64.5%***	*64.5%*	*63.0%*		
Expenses Other than Reimbursements, Compensation & Fringe Benefits:					
U.S.	***$156,201***	$158,998	$160,300	***(1.8%)***	(0.8%)
% of Revenues	***33.1%***	*31.3%*	*30.0%*		
International	***59,385***	51,784	52,233	***14.7%***	(0.9%)
% of Revenues	***27.1%***	*27.2%*	*27.4%*		
Total	***$215,586***	$210,782	$212,533	***2.3%***	(0.8%)
% of Revenues	***31.2%***	*30.2%*	*29.3%*		
Operating Earnings: [1]					
U.S.	***$ 23,289***	$ 29,261	$ 43,255	***(20.4%)***	(32.4%)
% of Revenues	***4.9%***	*5.8%*	*8.1%*		
International	***6,751***	7,986	12,773	***(15.5%)***	(37.5%)
% of Revenues	***3.1%***	*4.2%*	*6.7%*		
Total	***$ 30,040***	$ 37,247	$ 56,028	***(19.3%)***	(33.5%)
% of Revenues	***4.3%***	*5.3%*	*7.7%*		

[1] Earnings before special charges and credits, amortization of goodwill, net corporate interest, and income taxes.

U.S. Operations

Years Ended December 31, 2003 and 2002

REVENUES

U.S. revenues before reimbursements, by market type, for 2003 and 2002 are as follows:

(in thousands)	**2003**	2002	Variance
Insurance companies	***$229,781***	$259,090	(11.3%)
Self-insured entities	***167,526***	191,278	(12.4%)
Class action services	***74,540***	58,366	27.7%
Total U.S. Revenues	***$471,847***	$508,734	(7.3%)

Revenues from insurance companies decreased 11.3% to $229.8 million in 2003 compared to 2002, due to a continued softening in our U.S. insurance company referrals for high-frequency, low-severity

Management's Discussion and Analysis of Financial Condition and Results of Operations

claims. Lower medical bill auditing revenues associated with the previously reported non-renewal of a contract with a major domestic insurer contributed $8.4 million of this decline. In addition, lower revenues from the winding down of two projects associated with mold-related claims and reopened Northridge earthquake claims accounted for $7.6 million of the decline. Revenues from self-insured entities decreased 12.4% to $167.5 million in 2003, due primarily to a decline in workers' compensation claim referrals. See the following analysis of U.S. cases received. Revenues from class action services, which can fluctuate based on the timing of project awards, increased 27.7% to $74.5 million in 2003.

Excluding the impact of class action services, U.S. unit volume, measured principally by cases received, decreased 14.1% from 2002 to 2003. This decrease was partially offset by a 3.6% revenue increase from changes in the mix of services provided and in the rates charged for those services, resulting in a net 10.5% decrease in U.S. revenues from 2002 to 2003, excluding revenues from class action services. Growth in class action services increased U.S. revenues by 3.2% in 2003.

Excluding the impact of class action services, U.S. unit volume by major product line, as measured by cases received, for 2003 and 2002 was as follows:

(whole numbers)	***2003***	2002	Variance
Casualty	***213,980***	225,705	(5.2%)
Workers' Compensation	***180,787***	229,925	(21.4%)
Property	***224,432***	219,936	2.0%
Vehicle	***184,266***	249,019	(26.0%)
Other	***20,107***	33,696	(40.3%)
Total U.S. Cases Received	***823,572***	958,281	(14.1%)

Our decline in workers' compensation claim referrals has been primarily due to declines in U.S. employment levels and associated injury rates. The declines in casualty and vehicle claims are largely due to an industry-wide reduction in referrals from U.S. insurance companies for high-frequency, low-severity claims. Conservative underwriting by our insurance company clients, including significant increases in policy deductibles, has contributed to this decline in property and casualty claims frequency. The increase in property claims is largely due to increases in referrals to our Contractor Connection℠ direct repair network.

COMPENSATION AND FRINGE BENEFITS

Our most significant expense is the compensation of employees, including related payroll taxes and fringe benefits. In response to the ongoing decline in U.S. claims volume, we successfully implemented cost-cutting initiatives to reduce our operating costs by nearly $31 million from 2002 levels. Our level of U.S. full-time equivalent employees decreased by 13.6% as compared to employment levels in 2002. There were an average of 4,548 full-time equivalent employees in 2003, compared to an average of 5,266 in 2002. U.S. compensation expense as a percent of revenues decreased to 62.0% in 2003 as compared to 62.9% in 2002.

U.S. salaries and wages decreased 9.2% to $237.9 million in 2003 from $261.9 million in 2002. Payroll taxes and fringe benefits for U.S. operations totaled $54.5 million in 2003, decreasing 6.9% from 2002 costs of $58.6 million. These decreases reflect the reduction in full-time equivalent employees during 2003, net of an increase in pension expense of $4.9 million in 2003.

Under SFAS 87, "Employers' Accounting for Pensions" (SFAS 87), unrecognized gains and losses that exceed certain thresholds are included in pension expense and amortized over the average remaining service life of plan participants. As our U.S. defined benefit pension plan was frozen at December 31,

Management's Discussion and Analysis of Financial Condition and Results of Operations

2002, the amortization of previously unrecognized losses comprises substantially all of our pension expense related to this plan in 2003. The amortization of unrecognized losses totaled $7.9 million during 2003 compared to $3.6 million for the 2002 period.

EXPENSES OTHER THAN REIMBURSEMENTS, COMPENSATION AND FRINGE BENEFITS

U.S. expenses other than reimbursements, compensation and related payroll taxes and fringe benefits increased as a percent of revenues to 33.1% in 2003 from 31.3% in 2002. This increase reflects higher processing costs associated with growth in class action services revenues in 2003.

REIMBURSEMENTS

Reimbursements in our U.S. operations decreased to $13.8 million in 2003 from $17.2 million in 2002, reflecting the decline in case volume during 2003.

Years Ended December 31, 2002 and 2001

REVENUES

U.S. revenues before reimbursements, by market type, for 2002 and 2001 are as follows:

(in thousands)	2002	2001	Variance
Insurance companies	$259,090	$284,966	(9.1%)
Self-insured entities	191,278	199,049	(3.9%)
Class action services	58,366	50,656	15.2%
Total U.S. Revenues	$508,734	$534,671	(4.9%)

Revenues from insurance companies decreased 9.1% to $259.1 million in 2002 compared to 2001, due to a continued softening in our U.S. insurance company referrals for high-frequency, low-severity claims and a decrease in catastrophic claim referrals. Revenues from self-insured entities decreased 3.9% to $191.3 million in 2002, due to a decline in workers' compensation and casualty claim referrals. Revenues from class action services, which can fluctuate based on the timing of project awards, increased 15.2% to $58.4 million in 2002.

Excluding the impact of class action services, U.S. unit volume, measured principally by cases received, decreased 18.6% from 2001 to 2002. This decrease was partially offset by a 12.3% revenue increase from changes in the mix of services provided and in the rates charged for those services, resulting in a net 6.3% decrease in U.S. revenues from 2001 to 2002, excluding revenues from class action services. Our U.S. insurance company referrals for high-frequency, low-severity claims have declined during the year resulting in an increase in our average revenue per claim. Growth in class action services increased U.S. revenues by 1.4% in 2002.

Excluding the impact of class action services, U.S. unit volume by major product line, as measured by cases received, for 2002 and 2001 was as follows:

(whole numbers)	2002	2001	Variance
Casualty	225,705	241,930	(6.7%)
Workers' Compensation	229,925	264,338	(13.0%)
Property	219,936	286,006	(23.1%)
Vehicle	249,019	322,416	(22.8%)
Other	33,696	61,954	(45.6%)
Total U.S. Cases Received	958,281	1,176,644	(18.6%)

Management's Discussion and Analysis of Financial Condition and Results of Operations

The decline in property and vehicle claims for the year was largely due to the decline we are experiencing related to U.S. insurance company referrals for high-frequency, low-severity claims. Conservative underwriting, increases in policy deductibles, and mild weather during 2002 contributed to an industry-wide decline in property and casualty claims frequency. Our decline in workers' compensation and casualty claim referrals has been primarily due to the loss of two major accounts due to bankruptcy and declines in U.S. employment levels and associated injury rates, which have contributed to a reduction in workers' compensation claims.

COMPENSATION AND FRINGE BENEFITS

In response to the decline in U.S. claims volume, we successfully implemented cost-cutting initiatives to reduce our operating costs by $1 million per month from second quarter 2002 levels. There were an average of 5,266 full-time equivalent employees in 2002, compared to an average of 5,669 in 2001. Despite this decrease in the number of employees, U.S. compensation expense as a percent of revenues increased to 62.9% in 2002 compared to 61.9% in 2001 as a result of the decline in U.S. revenues.

U.S. salaries and wages decreased to $261.9 million in 2002, from $280.3 million in 2001, reflecting the 7.1% reduction in full-time equivalent employees in 2002. Payroll taxes and fringe benefits for U.S. operations totaled $58.6 million in 2002, increasing 15.3% from 2001 costs of $50.8 million. This increase was primarily due to higher defined benefit pension costs, which resulted from a decline in the fair market value of our pension investments and a decrease in interest rates.

EXPENSES OTHER THAN REIMBURSEMENTS, COMPENSATION AND FRINGE BENEFITS

U.S. expenses other than reimbursements, compensation and related payroll taxes and fringe benefits increased as a percent of revenues to 31.3% in 2002 from 30.0% in 2001. This increase was primarily due to higher professional indemnity self-insurance costs, bad debt expense, and costs related to our ongoing technology initiatives.

REIMBURSEMENTS

Reimbursements in our U.S. operations decreased to $17.2 million in 2002 from $22.7 million in 2001, reflecting the decline in case volume during 2002.

International Operations

Years Ended December 31, 2003 and 2002

REVENUES

Substantially all international revenues are derived from the insurance company market. Revenues before reimbursements from our international operations totaled $219.1 million in 2003, a 14.9% increase from the $190.7 million reported in 2002. Excluding acquisitions, international unit volume, measured principally by cases received, decreased 1.4% in 2003 compared to 2002. Our third quarter 2002 acquisition of the loss adjusting business of Robertson & Company in Australia increased international revenues by 4.1% in 2003. Revenues are net of an 11.6% increase during 2003 due to the positive effect of a weak U.S. dollar, primarily as compared to the British pound and the euro.

Excluding the impact of acquisitions on 2003 cases received, international unit volume by region for 2003 and 2002 was as follows:

(whole numbers)	**2003**	2002	Variance
Americas	**117,789**	128,164	(8.1%)
CEMEA	**86,504**	84,087	2.9%
Asia/Pacific	**27,020**	26,543	1.8%
United Kingdom	**93,375**	90,355	3.3%
Total International Cases Received	**324,688**	329,149	(1.4%)

Management's Discussion and Analysis of Financial Condition and Results of Operations

The decrease in the Americas is due to the receipt of approximately 18,000 product liability claims in Canada during the 2002 second and third quarters. There was no such large intake of claims in the 2003 period. There was also an increase in low-value property claims in Brazil of approximately 6,000 cases during 2003. The increase in the United Kingdom ("U.K.") is due to claims received from new contracts, primarily take-over claims associated with a recent client agreement entered into during the third and fourth quarters of 2003. The increase in Continental Europe, Middle East, & Africa ("CEMEA") is largely due to an increase in small loss claims in South Africa.

COMPENSATION AND FRINGE BENEFITS

As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, increased to 69.8% in 2003 from 68.6% in 2002, primarily due to an increase in capacity in our U.K. and Canadian operating units. This increased capacity is the result of an anticipated increase in claims volumes from recent client agreements and should decline as claims under these agreements are referred to us. There were an average of 3,115 full-time equivalent employees in 2003 (including approximately 110 full-time equivalent employees added by our acquisition in Australia), compared to an average of 3,003 in 2002.

Salaries and wages of international personnel totaled $129.8 million in 2003 compared to $112.6 million in 2002, increasing slightly as a percent of revenues, from 59.0% in 2002 to 59.2% in 2003. Payroll taxes and fringe benefits totaled $23.2 million in 2003 compared to $18.3 million in 2002, increasing as a percent of revenues from 9.6% in 2002 to 10.6% in 2003. The increases in these costs reflect the effect of a weak U.S. dollar, and the third quarter 2002 acquisition in Australia.

EXPENSES OTHER THAN REIMBURSEMENTS, COMPENSATION AND FRINGE BENEFITS

Expenses other than reimbursements, compensation and related payroll taxes and fringe benefits decreased slightly as a percent of revenues from 27.2% in 2002 to 27.1% in 2003.

REIMBURSEMENTS

Reimbursements in our international operations increased to $28.1 million in 2003 from $19.7 million in 2002. This increase is due to the effect of a weak U.S. dollar, and an increase in the use of outside experts to handle flood claims in CEMEA, typhoon related claims in Asia, and certain Canadian healthcare claims.

Years Ended December 31, 2002 and 2001

REVENUES

Substantially all international revenues are derived from the insurance company market. Revenues before reimbursements from our international operations totaled $190.7 million in 2002, a 0.1% decrease from the $190.9 million reported in 2001. Excluding acquisitions, international unit volume, measured principally by cases received, decreased 0.4% in 2002 compared to 2001. Small strategic acquisitions in Australia and Canada increased revenues by 4.0% in 2002. Revenues are net of a 0.3% decline during 2002 due to the negative effect of a strong U.S. dollar.

Excluding the impact of acquisitions on 2002 cases received, international unit volume by region for 2002 and 2001 was as follows:

(whole numbers)	2002	2001	Variance
Americas	122,687	112,346	9.2%
CEMEA	84,087	71,777	17.2%
Asia/Pacific	21,139	21,348	(1.0%)
United Kingdom	90,355	113,951	(20.7%)
Total International Cases Received	318,268	319,422	(0.4%)

Management's Discussion and Analysis of Financial Condition and Results of Operations

The decline in cases received in our U.K. operation is due to reduced claim referrals from two major accounts and fewer weather-related claims during 2002. Our increase in the Americas is due to the receipt of approximately 18,000 product liability claims in Canada during the second and third quarters of 2002. In CEMEA, our increase is primarily due to the receipt of approximately 12,600 low-value property claims in Sweden during 2002.

COMPENSATION AND FRINGE BENEFITS

As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, increased to 68.6% in 2002 from 65.9% in 2001. This increase is primarily due to an increase in capacity in the U.K. due to the decline in case volume. There were an average of 3,003 full-time equivalent employees in 2002 (including approximately 220 full-time equivalent employees added by our acquisitions in Australia and Canada), compared to an average of 2,900 in 2001.

Salaries and wages of international personnel totaled $112.6 million in 2002 as compared to $109.3 million in 2001, increasing as a percent of revenues, from 57.2% in 2001 to 59.0% in 2002. Payroll taxes and fringe benefits totaled $18.3 million in 2002 as compared to $16.6 million in 2001, increasing as a percent of revenues from 8.7% in 2001 to 9.6% in 2002.

EXPENSES OTHER THAN REIMBURSEMENTS, COMPENSATION AND FRINGE BENEFITS

Expenses other than reimbursements, compensation and related payroll taxes and fringe benefits decreased slightly as a percent of revenues from 27.4% in 2001 to 27.2% in 2002.

REIMBURSEMENTS

Reimbursements in our international operations increased to $19.7 million in 2002 from $18.0 million in 2001.

Special Charges and Credits, Amortization of Goodwill, Net Corporate Interest, and Income Taxes

During November 2003, we made an after-tax payment of $8.0 million in connection with the settlement of a U.S. Department of Justice investigation. This special charge reduced net income per share by $0.16 during the 2003 fourth quarter.

During the 2002 first quarter, we received a cash payment of $6.0 million from a former vendor in full settlement of a business dispute. This special credit, net of related income tax expense, increased net income per share by $0.08 during the 2002 first quarter.

On January 1, 2002, we adopted SFAS 142. The adoption of this statement eliminated the requirement to amortize goodwill which increased our 2002 and 2003 net income by approximately $3.0 million, or $0.06 per share.

Net corporate interest totaled $5.4 million, $4.7 million, and $4.8 million for 2003, 2002, and 2001, respectively, reflecting an increase in total borrowings during 2003.

Our effective tax rate was 36.4% of pretax income for 2003, after adjustment for the special charge during the year. Taxes on income totaled $9.0 million, $14.0 million, and $18.4 million for 2003, 2002, and 2001, respectively. In January 2002, the effective tax rate was adjusted from 38.4% to 36.4%. This decline in the effective tax rate was primarily due to the adoption of SFAS 142 during 2002.

Liquidity, Capital Resources, and Financial Condition

At December 31, 2003, current assets exceeded current liabilities by approximately $113.7 million, a decrease of $10.1 million from the working capital balance at December 31, 2002. Cash and cash equivalents at the end of 2003 totaled $41.6 million, increasing $10.5 million from $31.1 million at the end of 2002. Cash was generated primarily from operating activities and increases in net short-term borrowings. The principal uses of cash were for dividends paid to shareholders, pension plan funding,

Management's Discussion and Analysis of Financial Condition and Results of Operations

investments in computer software, acquisitions of property and equipment, and payment of the government settlement. Cash dividends to shareholders approximated 74.6% of net income (before special charges and credits) in 2003, compared to 93.9% in 2002. The Board of Directors declares cash dividends to shareholders each quarter based on an assessment of current and projected earnings and cash flows.

During 2003, we did not repurchase any shares of Class A or Class B Common Stock. As of December 31, 2003, 705,863 shares remain to be repurchased under the discretionary 1999 share repurchase program authorized by the Board of Directors. We believe it is unlikely that we will repurchase shares under this program in the foreseeable future due to the decline in the funded status of our defined benefit pension plans (see Note 2 of the consolidated financial statements).

We maintain committed revolving credit lines with banks in order to meet working capital requirements and other financing needs that may arise. The balance of unused lines of credit totaled $34.6 million at December 31, 2003. Short-term borrowings outstanding as of December 31, 2003 totaled $43.0 million, increasing from $30.0 million at the end of 2002. Long-term borrowings outstanding, excluding current installments, totaled $50.7 million as of December 31, 2003, compared to $50.0 million at December 31, 2002. Please refer to the New Financing discussion under the Factors that May Affect Future Results section of this report for a further discussion of our borrowing capabilities. We believe that our current financial resources, together with funds generated from operations and existing and potential borrowing capabilities, will be sufficient to maintain our current operations.

We do not engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the operating results of our foreign subsidiaries. Foreign currency denominated debt is maintained primarily to hedge the currency exposure of our net investment in foreign operations.

During 2003, we recorded an adjustment to Accumulated Other Comprehensive Loss, a component of Shareholders' Investment, to reduce our minimum pension liability by $6.0 million, net of related tax expense. During 2002, we recorded an adjustment to increase our minimum pension liability by $43.2 million, net of related tax benefit. These non-cash items resulted primarily from fluctuations in the fair market value of our pension investments as of the September 30, 2003 and 2002 measurement dates and a decline in interest rates during 2002 and 2003.

Shareholders' investment at the end of 2003 was $172.6 million, compared with $159.4 million at the end of 2002. This increase is a result of our translation adjustment, net income, and minimum pension liability adjustment, net of dividends paid to shareholders.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates these estimates and judgements based upon historical experience and on various other factors that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies for revenue recognition, allowance for doubtful accounts, valuation of goodwill and other long-lived assets, defined benefit pension plans, determination of effective tax rate, and self-insured reserves require significant judgments and estimates in the preparation of the consolidated financial statements. Changes in these underlying estimates could potentially materially affect consolidated results of operations, financial position and cash flows in the period of

Management's Discussion and Analysis of Financial Condition and Results of Operations

change. Although some variability is inherent in these estimates, we believe the amounts provided for are adequate.

We have discussed the development and selection of the following critical accounting policies and estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed our related disclosure in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

REVENUE RECOGNITION

Our revenues are primarily comprised of claims processing or program administration fees. Fees for professional services are recognized in unbilled revenues at the time such services are rendered at estimated collectible amounts. Substantially all unbilled revenues are billed within one year. Out-of-pocket costs that are incurred in administering a claim are passed on to our clients and are included in revenues. Deferred revenues represent the estimated unearned portion of fees related to future services under certain fixed-fee service arrangements. Deferred revenues are recognized based on the estimated rate at which the services are provided. These rates are primarily based on an historical evaluation of actual claim closing rates by major lines of coverage. Additionally, recent claim closing rates are evaluated to ensure that current claim closing history does not indicate a significant deterioration or improvement in the longer-term historical closing rates used.

Our fixed-fee service arrangements typically call for us to handle claims on either a one- or two-year basis, or for the lifetime of the claim. In cases where we handle a claim on a non-lifetime basis, we typically receive an additional fee on each anniversary date that the claim remains open. For service arrangements where we provide services for the life of the claim, we are only paid one fee for the life of the claim, regardless of the ultimate duration of the claim. As a result, our deferred revenues for claims handled for one or two years are not as sensitive to changes in claim closing rates since the revenues are ultimately recognized in the near future and additional fees are generated for handling long-lived claims. Deferred revenues for lifetime claim handling are considered more sensitive to changes in claim closing rates since we are obligated to handle these claims to their ultimate conclusion with no additional fees for long-lived claims.

Based upon our historical averages, we close approximately 99% of all cases referred under lifetime claim service arrangements within the first five years from the date of referral. Also, within that five-year period, the percentage of claims remaining open in any one particular year has remained relatively consistent from period to period. Each quarter we evaluate our historical claim closing rates by major line of insurance coverage and make adjustments as necessary. Any changes in estimates are recognized in the period in which they are determined.

As of December 31, 2003, deferred revenues related to lifetime claim handling arrangements approximated $15.8 million. If the rate at which we close cases changes, the amount of revenues recognized within a period could be affected. In addition, given the competitive environment in which we operate, we may be unable to raise our prices to offset the additional expense associated with handling longer-lived claims. Absent an increase in per claim fees from our clients, a 1% decrease in claim closing rates for lifetime claims would have resulted in the deferral of additional revenues of approximately $437,000, or $0.01 per share for the year ended December 31, 2003. If our average claim closing rates for lifetime claims were to increase by 1%, we would have recognized additional revenues of approximately $367,000, or $0.01 per share for the year ended December 31, 2003.

The estimate for deferred revenues is a critical accounting estimate for our U.S. segment.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We maintain allowances for doubtful accounts, relating to our billed and unbilled receivables, for estimated losses resulting primarily from adjustments clients may make to invoiced amounts and the inability of

Management's Discussion and Analysis of Financial Condition and Results of Operations

our clients to make required payments. These allowances are established by using historical write-off information to project future experience and by considering the current credit worthiness of our clients, any known specific collection problems, and our assessment of current property and casualty insurance industry conditions. Each quarter we evaluate the adequacy of the assumptions used in determining these allowances and make adjustments as necessary. Changes in estimates are recognized in the period in which they are determined.

As of December 31, 2003, our allowance for doubtful accounts totaled $22.1 million or approximately 8.4% of gross billed and unbilled receivables. If the financial condition of our clients were to deteriorate, resulting in an inability to make required payments to us, additional allowances may be required. If the allowance for doubtful accounts were to change by 1% of gross billed and unbilled receivables, reflecting either an increase or decrease in expected future write-offs, the impact to 2003 pretax income would have been approximately $2.6 million, or $0.03 per share.

The estimate for the allowance for doubtful accounts is a critical accounting estimate for both our U.S. and international segments.

VALUATION OF GOODWILL AND OTHER LONG-LIVED ASSETS

We regularly evaluate whether events and circumstances have occurred which indicate that the carrying amounts of goodwill and other long-lived assets (primarily property and equipment, deferred income tax assets, and capitalized software) may warrant revision or may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, we perform an impairment test in accordance with SFAS 142 for goodwill, SFAS 109 "Accounting for Income Taxes" for deferred income tax assets, and SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" for other long-lived assets. In the opinion of management, goodwill and other long-lived assets are appropriately valued and not impaired at December 31, 2003 and 2002.

We perform an annual impairment analysis of goodwill in accordance with SFAS 142 where we compare the book value of our operating segments to the estimated market value of those units as determined by discounting future projected cash flows. Based upon our analysis completed in the 2003 fourth quarter, we do not have an impairment of goodwill in 2003. The estimated market values of our segments are based upon certain assumptions made by management. If the growth or discount rate assumptions used to calculate the market value of our operating segments were to change, impairment could result. If the growth or discount rate assumptions used to value our operating segments were to change by 1%, representing a 25% decline in the projected rate of growth or a 9% increase in the discount rate, we would have a potential impairment in our international operating segment. We would then be required to perform a detailed analysis to measure the amount of impairment loss, if any. No potential impairment would be recognized in our U.S. segment.

The valuation of goodwill and other long-lived assets is a critical accounting estimate for both our U.S. and international segments.

DEFINED BENEFIT PENSION PLANS

We sponsor various defined benefit pension plans in the U.S. and U.K. which cover a substantial number of employees in each location. Our U.S. defined benefit retirement plan was frozen on December 31, 2002. Benefits payable under our U.S. defined benefit retirement plan are generally based on career compensation, while the U.K. plans are generally based on an employee's final salary. Our funding policy is to make cash contributions in amounts sufficient to maintain the plans on an actuarially sound basis, but not in excess of deductible amounts permitted under applicable income tax regulations. Plan assets are invested in equity and fixed income securities, with a target allocation of approximately 60 percent to equity securities and 40 percent to fixed income investments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The estimated liability for our defined benefit pension plans is sensitive to changes in the underlying assumptions for the expected return on plan assets and the discount rate used to determine the projected benefits payable under the plans. If our assumption for the expected return on plan assets were to change by 0.50%, representing either an increase or decrease in expected returns, the impact to 2003 pretax income would have been approximately $1.3 million, or $0.02 per share. If our assumption for the discount rate were to change by 0.25%, representing either an increase or decrease to interest rates, the impact to 2003 pretax income would have been approximately $1.1 million, or $0.02 per share.

The estimates for our defined benefit pension plans are critical accounting estimates for both our U.S. and international segments.

DETERMINATION OF EFFECTIVE TAX RATE

We account for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences relate to minimum pension liability, unbilled and deferred revenues, self-insurance, and depreciation and amortization.

For financial reporting purposes, in accordance with the liability method of accounting for income taxes as specified in SFAS 109, the provision for income taxes is the sum of income taxes both currently payable and deferred. Currently payable income taxes represent the liability related to our income tax returns for the current year, while the net deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reported on the Consolidated Balance Sheets. The changes in deferred tax assets and liabilities are determined based upon changes between the basis of assets and liabilities for financial reporting purposes and the basis of assets and liabilities for income tax purposes, measured by the statutory tax rates that management estimates will be in effect when these differences reverse.

In addition to estimating the future tax rates applicable to the reversal of tax differences, management must also make certain assumptions regarding whether tax differences are permanent or temporary. If the differences are temporary, management must estimate the timing of their reversal, and whether taxable income in future periods will be sufficient to fully recognize any gross deferred tax assets. Other factors which influence the effective tax rate include changes in the composition of taxable income from the countries in which we operate and our ability to recover prior net operating losses in certain of our international subsidiaries.

Our effective tax rate was 36.4% of pretax income for 2003, after adjustment for the special charge during the year. If our effective tax rate were to increase by 1%, we would have recognized additional income tax expense of approximately $246,000, or $0.01 per share for the year ended December 31, 2003.

The estimate for income taxes is a critical accounting estimate for our both our U.S. and international segments.

SELF-INSURANCE RESERVES

We self-insure certain insurable risks consisting primarily of professional liability, employee medical and disability, workers' compensation, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures, including professional liability on a claims made basis, as well as those risks required to be insured by law or contract. We record a liability for claims incurred under these self-insured programs based on our estimate of the ultimate aggregate exposure and discount that liability using an average of published short- and long-term medium quality corporate bond yields. The estimated liability is calculated based on historical claim payment experience, the expected life of the claims, and the reserves established on the claims. In addition, reserves are established for losses that have occurred but have not been reported and for the adverse development of reserves on reported losses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Each quarter we evaluate the adequacy of the assumptions used in developing these reserves and make adjustments as necessary. Changes in estimates are recognized in the period in which they are determined.

As of December 31, 2003, our estimated liability for self-insured risks totaled $30.0 million. The estimated liability is most sensitive to changes in the ultimate reserve for a claim and the interest rate used to discount the liability. We believe that the provision for self-insured losses is adequate to cover the ultimate net cost of losses incurred; however, this provision is an estimate and may be significantly greater or less than the provision established. If the average discount rate we use to determine the present value of our self-insured liability were to change by 1%, reflecting either an increase or decline in underlying interest rates, our estimated liability for self-insured risks would be impacted by approximately $1.9 million, resulting in an increase or decrease to 2003 net income of $1.2 million, or $0.02 per share.

The estimate for self-insured reserves is a critical accounting estimate for our U.S. segment.

Market Risk

DERIVATIVES

We have not entered into any transactions using derivative financial instruments or derivative commodity instruments.

FOREIGN CURRENCY EXCHANGE

Our international operations expose us to foreign currency exchange rate changes that could impact translations of foreign-denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. Our revenues from international operations were 31.7%, 27.3%, and 26.3% of total revenues at December 31, 2003, 2002, and 2001, respectively. Except for borrowings in foreign currencies, we do not presently engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the net assets or operating results of our foreign subsidiaries.

We measure currency earnings risk related to our international operations based on changes in foreign currency rates using a sensitivity analysis. The sensitivity analysis measures the potential loss in earnings based on a hypothetical 10% change in currency exchange rates. Exchange rates and currency positions as of December 31, 2003 were used to perform the sensitivity analysis. Such analysis indicates that a hypothetical 10% change in foreign currency exchange rates would have decreased pretax income by approximately $412,000, or $0.01 per share, during 2003, had the U.S. dollar exchange rate increased relative to the currencies to which we had exposure.

INTEREST RATES

We are exposed to interest rate fluctuations on certain of our variable rate borrowings. Depending on general economic conditions, we use variable rate debt for short-term borrowings and fixed rate debt for long-term borrowings. At December 31, 2003, we had $43.0 million in short-term loans outstanding with an average variable interest rate of 4.8%. If the average interest rate were to change by 1%, the impact to 2003 pretax income would have been approximately $430,000, or $0.01 per share.

Changes in the projected benefit obligations of our defined benefit pension plans are largely dependent on changes in prevailing interest rates as of the measurement dates we use to value these obligations under SFAS 87. If our assumption for the discount rate were to change by 0.25%, representing either an increase or decrease in the rate, the projected benefit obligation of our frozen U.S. defined benefit plan would change by approximately $10.8 million. The impact of this change to 2003 pretax income would have been approximately $1.1 million, or $0.02 per share.

CREDIT RISK

We process payments for claims settlements, primarily on behalf of our self-insured clients. The liability for the settlement cost of claims processed, which is generally pre-funded, remains with the client. Accordingly, we do not incur significant credit risk in the performance of these services.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors that May Affect Future Results

Certain of the statements contained in this and other sections of this Annual Report are forward-looking. While management believes that these statements are accurate, our business is dependent upon general economic conditions and various conditions specific to our industry. Future trends and these factors could cause actual results to differ materially from the forward-looking statements that have been made. In particular, the following issues and uncertainties should be considered in evaluating our prospects:

LEGAL PROCEEDINGS

In the normal course of the claims administration services business, we are named as a defendant in suits by insureds or claimants contesting decisions made by us or our clients with respect to the settlement of claims. Additionally, our clients have brought actions for indemnification on the basis of alleged negligence on our part, our agents, or our employees in rendering service to clients. The majority of these claims are of the type covered by insurance we maintain; however, we are self-insured for the deductibles under various insurance coverages. In our opinion, adequate reserves have been provided for such self-insured risks.

We have received two related federal grand jury subpoenas which we understand have been issued as part of a possible conflicts of interest investigation involving a public entity client of our Melville, New York office for Risk Management Services and Healthcare Management. We have responded to one of these subpoenas and are currently responding to the other. These subpoenas do not relate to our billing practices. We cannot predict when the government's investigation will be completed, its ultimate outcome or its effect on our financial condition, results of operations, or cash flows, including the effect, if any, on our contract with the client. Although the loss of revenues from this client would not be material to our financial condition, results of operations, and cash flows, the investigation could result in the imposition of civil, administrative or criminal fines or sanctions.

CONTINGENT PAYMENTS

We normally structure acquisitions to include earnout payments, which are contingent upon the acquired entity reaching certain revenue and operating earnings targets. The amount of the contingent payments and length of the earnout period varies for each acquisition, and the ultimate payments when made will vary, as they are dependent on future events. Based on 2003 levels of revenues and operating earnings, additional payments under existing earnout agreements would approximate $2,838,000 through 2008, as follows: 2004 - $323,000; 2005 - $284,000; and 2008 - $2,231,000.

We maintain an uncollateralized letter of credit facility to satisfy certain contractual requirements. At December 31, 2003, the aggregate amount available under the facility was $15,000,000, of which $10,884,000 is committed.

CONTRACTUAL OBLIGATIONS

The impact that our contractual obligations as of December 31, 2003 are expected to have on our liquidity and cash flow in future periods is as follows:

	Payments Due by Period				
(in thousands)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Long-term debt, including current portion (Note 5)	$ 2,653	$ –	$ –	$50,000	$ 52,653
Operating lease obligations (Note 4)	30,937	40,186	22,428	22,177	115,728
Captial lease obligations (Note 5)	442	566	106	3	1,117
Outsourced services obligation	11,900	26,775	–	–	38,675
Total	$45,932	$67,527	$ 22,534	$72,180	$208,173

The obligation for outsourced services relates to certain information technology functions handled by a third-party provider under a contract with an initial term which will expire during the first quarter of 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations

POSTRETIREMENT MEDICAL BENEFITS

In December 2003, a law was passed which expands Medicare, primarily by adding a prescription drug benefit for Medicare-eligible retirees starting in 2006. We anticipate that the benefits we pay after 2006 will be lower as a result of the new Medicare provision; however, the retiree medical obligations and costs reported do not reflect the impact of this legislation. Deferring the recognition of the new Medicare provisions' impact is permitted by Financial Accounting Standards Board Staff Position 106-1 due to open questions about some of the new Medicare provisions and a lack of authoritative guidance about certain matters. The final accounting guidance could require changes to previously reported information.

PENSION EXPENSE

We use a September 30 measurement date to determine U.S. pension expense under SFAS 87. As a result of significant declines in the fair market value of our pension plan investments, as well as declines in interest rates, effective December 31, 2002, we froze our U.S. defined benefit pension plan and replaced it with a defined contribution retirement plan. As a result of the freeze, we have reviewed the actuarial assumptions used in valuing the U.S. plan. Based on a review performed by our actuaries, we have reduced the employee turnover and retirement assumptions to better reflect expected future employee turnover and retirement rates associated with our U.S. plan. U.S. pension expense in 2004, including both the defined benefit and defined contribution plans, is expected to decrease $6.3 million to approximately $9.3 million. Future cash funding of our U.S. defined benefit pension plan will depend largely on future investment performance and interest rates; however, we are not required to make any contributions to the plan in 2004. Cash contributions to the U.S. defined contribution plan of approximately $6.2 million will be made in the 2004 first quarter.

NEW FINANCING

In October 2003, we entered into a committed $70.0 million revolving credit line and issued $50.0 million in 6.08% senior notes due October 2010. The revolving credit line was used to refinance $14 million in long-term debt associated with the acquisition of the Australian operations of the Robertson & Company Group and other outstanding short-term debt which carried higher interest rates. As of December 31, 2003, there was $40.9 million outstanding on the revolving credit line with an average variable interest rate of 5.0%. The proceeds from the senior note were used to refinance $36.0 million on existing long-term debt and pay approximately $2.2 million in U.S. dollar denominated debt owed by various international subsidiaries. The balance of $11 million was invested in short-term bonds.

Both of these agreements contain various provisions which require us to maintain defined leverage ratios, fixed charge coverage ratios, and minimum net worth thresholds. We were in compliance with the debt covenants as of December 31, 2003. Based upon our business plan for 2004, we expect to remain in compliance during 2004. If we were not to meet the covenant requirements, both agreements are subject to being called or renegotiated. Any such renegotiations could result in less favorable terms, including higher interest rates and accelerated payments.

Consolidated Statements of Income

For the Years Ended December 31,	2003	2002	2001
(in thousands, except per share data)			
Revenues:			
Revenues before reimbursements	***$690,933***	$699,390	$725,539
Reimbursements	***41,948***	36,917	40,732
Total Revenues	***732,881***	736,307	766,271
Costs and Expenses:			
Costs of services provided, before reimbursements	***530,362***	532,411	546,361
Reimbursements	***41,948***	36,917	40,732
Cost of services	***572,310***	569,328	587,093
Selling, general, and administrative expenses	***130,531***	129,732	123,150
Special charges and (credits) (Note 9)	***8,000***	(6,000)	–
Corporate interest, net	***5,414***	4,706	4,779
Amortization of goodwill	–	–	3,448
Total Costs and Expenses	***716,255***	697,766	718,470
Income Before Income Taxes	***16,626***	38,541	47,801
Provision for Income Taxes	***8,964***	14,029	18,356
Net Income	***$ 7,662***	$ 24,512	$ 29,445
Net Income Per Share:			
Basic	***$ 0.16***	$ 0.50	$ 0.61
Diluted	***$ 0.16***	$ 0.50	$ 0.61
Weighted-Average Shares Outstanding:			
Basic	***48,668***	48,580	48,492
Diluted	***48,776***	48,664	48,559
Cash Dividends Per Share:			
Class A Common Stock	***$ 0.24***	$ 0.32	$ 0.56
Class B Common Stock	***$ 0.24***	$ 0.32	$ 0.56

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

As of December 31,	**2003**	2002
(in thousands)		
Assets		
Current Assets:		
Cash and cash equivalents	***$ 41,564***	$ 31,091
Accounts receivable, less allowance for doubtful accounts of $20,832 in 2003 and $19,633 in 2002	***142,273***	135,174
Unbilled revenues, at estimated billable amounts	***100,253***	93,792
Prepaid expenses and other current assets	***13,028***	11,968
Total Current Assets	***297,118***	272,025
Property and Equipment, at cost:		
Land	***2,445***	2,401
Buildings and improvements	***22,090***	21,069
Furniture and fixtures	***66,212***	62,273
Data processing equipment	***59,044***	54,590
Automobiles	***4,995***	4,373
	154,786	144,706
Less accumulated depreciation	***(117,618)***	(108,607)
Net Property and Equipment	***37,168***	36,099
Other Assets:		
Goodwill arising from acquisitions, net	***104,523***	97,798
Capitalized software costs, net	***31,540***	23,977
Deferred income tax assets	***28,505***	31,899
Other	***14,144***	12,978
Total Other Assets	***178,712***	166,652
	$512,998	$474,776

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

As of December 31,	**2003**	2002
(in thousands)		
Liabilities and Shareholders' Investment		
Current Liabilities:		
Short-term borrowings	***$ 43,007***	$ 30,019
Accounts payable	***41,451***	31,956
Accrued compensation and related costs	***33,104***	26,454
Self-insured risks	***18,040***	15,833
Accrued income taxes	***7,406***	9,594
Other accrued liabilities	***18,177***	14,384
Deferred revenues	***19,172***	18,516
Current installments of long-term debt	***3,106***	1,493
Total Current Liabilities	***183,463***	148,249
Noncurrent Liabilities:		
Long-term debt, less current installments	***50,664***	49,976
Deferred revenues	***10,559***	12,127
Self-insured risks	***11,920***	11,819
Minimum pension liability	***67,846***	76,747
Postretirement medical benefit obligation	***6,077***	6,289
Other	***9,875***	10,138
Total Noncurrent Liabilities	***156,941***	167,096
Shareholders' Investment:		
Class A Common Stock, $1.00 par value, 50,000 shares authorized; 24,027 and 23,925 shares issued and outstanding in 2003 and 2002, respectively	***24,027***	23,925
Class B Common Stock, $1.00 par value, 50,000 shares authorized; 24,697 shares issued and outstanding in 2003 and 2002	***24,697***	24,697
Additional paid-in capital	***840***	523
Retained earnings	***187,747***	191,767
Accumulated other comprehensive loss	***(64,717)***	(81,481)
Total Shareholders' Investment	***172,594***	159,431
	$512,998	$474,776

Consolidated Statements of Shareholders' Investment

	Common Stock Class A Non-Voting	Common Stock Class B Voting	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Investment
(in thousands)						
Balance at December 31, 2000	$23,754	$24,697	$ –	$183,664	$(14,348)	$217,767
Comprehensive loss:						
Net income	–	–	–	29,445	–	29,445
Translation adjustment	–	–	–	–	(3,825)	(3,825)
Minimum pension liability adjustment						
(net of $17.9 million income tax benefit)	–	–	–	–	(28,777)	(28,777)
Total comprehensive loss						(3,157)
Dividends paid	–	–	–	(27,146)	–	(27,146)
Shares issued in connection						
with options and benefits	89	–	27	720	–	836
Balance at December 31, 2001	23,843	24,697	27	186,683	(46,950)	188,300
Comprehensive loss:						
Net income	–	–	–	24,512	–	24,512
Translation adjustment	–	–	–	–	4,465	4,465
Tax benefit from exercise of stock options	–	–	–	–	4,165	4,165
Minimum pension liability adjustment						
(net of $23.2 million income tax benefit)	–	–	–	–	(43,161)	(43,161)
Total comprehensive loss						(10,019)
Dividends paid	–	–	–	(19,428)	–	(19,428)
Shares issued in connection						
with options and benefits	82	–	496	–	–	578
Balance at December 31, 2002	23,925	24,697	523	191,767	(81,481)	159,431
Comprehensive income:						
Net income	–	–	–	***7,662***	–	***7,662***
Translation adjustment	–	–	–	–	***10,806***	***10,806***
Minimum pension liability adjustment						
(net of $3.4 million income tax expense)	–	–	–	–	***5,958***	***5,958***
Total comprehensive income						***24,426***
Dividends paid	–	–	–	***(11,682)***	–	***(11,682)***
Shares issued in connection						
with options and benefits	***102***	–	***317***	–	–	***419***
Balance at December 31, 2003	***$24,027***	***$24,697***	***$840***	***$187,747***	***$(64,717)***	***$172,594***

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For The Years Ended December 31,	**2003**	2002	2001
(in thousands)			
Cash Flows From Operating Activities:			
Net income	***$ 7,662***	$24,512	$29,445
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	***16,381***	17,414	20,626
Deferred income taxes	***129***	3,975	(287)
(Gain) loss on sales of property and equipment	***54***	(18)	125
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable, net	***18***	5,473	(309)
Unbilled revenues	***(1,374)***	(1,369)	2,852
Prepaid or accrued income taxes	***(3,166)***	(3,525)	6,198
Accounts payable and accrued liabilities	***1,375***	4,027	4,035
Accrued restructuring charges	***(391)***	(335)	(859)
Deferred revenues	***345***	(1,579)	(2,741)
Prepaid and accrued pension costs	***5,600***	6,020	4,022
Prepaid expenses and other assets	***10,225***	(1,972)	(35)
Net cash provided by operating activities	***36,858***	52,623	63,072
Cash Flows From Investing Activities:			
Acquisitions of property and equipment	***(11,136)***	(9,189)	(11,990)
Acquisitions of businesses, net of cash acquired	***(332)***	(13,569)	(9,207)
Capitalization of software costs	***(12,681)***	(11,093)	(7,332)
Proceeds from sales of property and equipment	***373***	480	254
Net cash used in investing activities	***(23,776)***	(33,371)	(28,275)
Cash Flows From Financing Activities:			
Dividends paid	***(11,682)***	(19,428)	(27,146)
Proceeds from exercise of stock options	***419***	578	836
Increase in short-term borrowings	***39,790***	18,345	13,578
Payments on short-term borrowings	***(33,094)***	(24,657)	(21,275)
Proceeds from long-term debt	***50,272***	14,247	143
Payments on long-term debt	***(50,973)***	(184)	(262)
Capitalized loan costs	***891***	–	–
Net cash used in financing activities	***(4,377)***	(11,099)	(34,126)
Effects of exchange rate changes on cash and cash equivalents	***1,768***	972	(841)
Increase (Decrease) in Cash and Cash Equivalents	***10,473***	9,125	(170)
Cash and Cash Equivalents at Beginning of Year	***31,091***	21,966	22,136
Cash and Cash Equivalents at End of Year	***$41,564***	$31,091	$21,966

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1. Major Accounting and Reporting Policies

NATURE OF OPERATIONS AND INDUSTRY CONCENTRATION

The Company is the world's largest independent provider of claims management solutions to insurance companies and self-insured entities, with a global network of more than 700 offices in 67 countries. Major service lines include workers' compensation claims administration and healthcare management services, property and casualty claims management, class action services, and risk management information services. Substantial portions of the Company's revenues and accounts receivable are derived from United States ("U.S.") claims services provided to the property and casualty insurance industry.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany transactions. The financial statements of the Company's international subsidiaries outside North America and the Caribbean are included in the Company's consolidated financial statements on a two-month delayed basis in order to provide sufficient time for accumulation of their results.

PRIOR YEAR RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation. In addition, costs associated with the Company's claims management systems totaling $3,018,000, $3,263,000, and $28,000 in 2003, 2002, and 2001, respectively, were reclassified from selling, general, and administrative expenses to cost of services provided in the accompanying Consolidated Statements of Income in order to consistently reflect the cost of these systems. Net income was not affected by these reclassifications.

MANAGEMENT'S USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, receivables, accounts payable, and short-term borrowings approximates carrying value due to the short-term maturity of the instruments. The fair value of long-term debt approximates carrying value based on the effective interest rates compared to current market rates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

GOODWILL AND OTHER LONG-LIVED ASSETS

The Company performs a goodwill impairment test as of October 1 each year and regularly evaluates whether events and circumstances have occurred which indicate that the carrying amounts of goodwill and other long-lived assets (primarily property and equipment, deferred income tax assets, and capitalized software) may warrant revision or may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, the Company performs an impairment test in accordance with Statement of Financial Accounting Standards ("SFAS") 142 "Goodwill and Other Intangible Assets"

Notes to Consolidated Financial Statements

(SFAS 142) for goodwill, SFAS 109 "Accounting for Income Taxes" for deferred income tax assets, and SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" for other long-lived assets.

PROPERTY AND EQUIPMENT

The Company depreciates the cost of property and equipment over the estimated useful lives of the related assets, primarily using the straight-line method. The estimated useful lives for the principal property and equipment classifications are as follows:

Classification	Estimated Useful Lives
Furniture and fixtures	3-10 years
Data processing equipment	3-5 years
Automobiles	3-4 years
Buildings and improvements	7-40 years

Depreciation expense on property and equipment was $11,710,000, $13,508,000, and $15,106,000 for 2003, 2002, and 2001, respectively.

CAPITALIZED SOFTWARE

Capitalized software reflects costs related to internally developed or purchased software that are capitalized and amortized on a straight-line basis over periods ranging from three to ten years. Amortization expense for capitalized software was $4,671,000, $4,230,000, and $2,072,000 for 2003, 2002, and 2001, respectively.

GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the separately identifiable net assets acquired. Goodwill acquired prior to June 30, 2001 was amortized over 15 to 40 years using the straight-line method. Goodwill acquired after June 30, 2001 was not amortized in accordance with SFAS 142. See New Accounting Pronouncements for further discussion.

SELF-INSURED RISKS

The Company self-insures certain insurable risks consisting primarily of professional liability, employee medical and disability, workers' compensation, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures (including professional liability on a claims-made basis), as well as those risks required to be insured by law or contract. Provision for claims under the self-insured program is made based on the Company's estimate of the aggregate liability for claims incurred and is discounted using an average of published short- and long-term medium quality corporate bond yields. The estimated liability is calculated based on historical claim payment experience, the expected life of the claims, and the reserves established on the claims. In addition, reserves are established for losses that have occurred but have not been reported and for the adverse development of reserves on reported losses. At December 31, 2003 and 2002, accrued self-insured risks totaled $29,960,000 and $27,652,000, respectively, including current liabilities of $18,040,000 and $15,833,000, respectively.

REVENUE RECOGNITION

The Company's revenues are primarily comprised of claims processing or program administration fees. Fees for professional services are recognized in unbilled revenues at the time such services are rendered at estimated collectible amounts. Substantially all unbilled revenues are billed within one year. Out-of-pocket costs that are incurred in administering a claim are passed on by the Company to its clients and are included in revenues. Deferred revenues represent the estimated unearned portion of

Notes to Consolidated Financial Statements

fees derived from certain fixed-rate claim service agreements. The Company's fixed-fee service arrangements typically call for the Company to handle claims on either a one- or two-year basis, or for the lifetime of the claim. In cases where the claim is handled on a non-lifetime basis, an additional fee is typically received on each anniversary date that the claim remains open. For service arrangements where services are provided for the life of the claim, the Company only receives one fee for the life of the claim, regardless of the ultimate duration of the claim. Deferred revenues are recognized based on the estimated rate at which the services are provided. These rates are primarily based on an historical evaluation of actual claim closing rates by major line of coverage.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains allowances for doubtful accounts, relating to billed and unbilled receivables, for estimated losses resulting primarily from adjustments clients may make to invoiced amounts, and the inability of clients to make required payments. These allowances are established using historical write-off information to project future experience and by considering the current credit worthiness of clients, any known specific collection problems, and an assessment of current property and casualty insurance industry conditions.

The Company's allowances for doubtful accounts on billed receivables, were $20,832,000, $19,633,000, and $16,755,000, and write-offs, net of recoveries, including revenue adjustments were $9,333,000, $11,085,000, and $12,254,000, respectively, for the years ended December 31, 2003, 2002, and 2001.

INCOME TAXES

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences relate to minimum pension liability, unbilled and deferred revenues, self-insurance, and depreciation and amortization.

For financial reporting purposes, in accordance with the liability method of accounting for income taxes as specified in SFAS 109, the provision for income taxes is the sum of income taxes both currently payable and deferred. Currently payable income taxes represent the liability related to the income tax returns for the current year, while the net deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reported on the Consolidated Balance Sheets. The change in deferred tax assets and liabilities are determined based upon changes between the basis of assets and liabilities for financial reporting purposes and the basis of assets and liabilities for income tax purposes, measured by the statutory tax rates that management estimates will be in effect when these differences reverse.

In addition to estimating the future tax rates applicable to the reversal of tax differences, management must also make certain assumptions regarding whether tax differences are permanent or temporary. If the differences are temporary, management must estimate the timing of their reversal, and whether taxable operating income in future periods will be sufficient to fully recognize any gross deferred tax assets. Others factors which influence the effective tax rate include changes in the composition of taxable income from the countries in which the Company operates and the ability of the Company to recover prior net operating losses in certain of its international subsidiaries.

NET INCOME PER SHARE

Basic net income per share is computed based on the weighted-average number of total common shares outstanding during the respective periods. Diluted net income per share is computed based on the weighted-average number of total common shares outstanding plus the dilutive effect of outstanding stock options using the "treasury stock" method.

Notes to Consolidated Financial Statements

Below is the calculation of basic and diluted net income per share:

(in thousands, except per share data)	**2003**	2002	2001
Net income available to common shareholders	***$7,662***	$24,512	$29,445
Weighted-average common shares outstanding - basic	***48,668***	48,580	48,492
Dilutive effect of stock options	***108***	84	67
Weighted-average common shares outstanding - diluted	***48,776***	48,664	48,559
Basic net income per share	***$ 0.16***	$ 0.50	$ 0.61
Diluted net income per share	***$ 0.16***	$ 0.50	$ 0.61

Additional options to purchase 4,790,313 shares of Class A Common Stock at $5.50 to $19.50 per share were outstanding at December 31, 2003, but were not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market price of the common shares. To include these shares would have been antidilutive.

FOREIGN CURRENCY TRANSLATION

For operations outside the U.S. that prepare financial statements in currencies other than the U.S. dollar, results from operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at end-of-period exchange rates. The resulting cumulative translation adjustment is reported as a component of Accumulated Other Comprehensive Loss in the Consolidated Balance Sheets.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) for the Company consists of the total of net income, foreign currency translation adjustments, tax benefit from the exercise of stock options, and minimum pension liability adjustments. The Company reports comprehensive income (loss) in the Consolidated Statements of Shareholders' Investment.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation utilizing the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion ("APB") 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation expense has been recognized for the option plans because the exercise prices of the stock options equal the market prices of the underlying stock on the dates of grant. Had compensation cost for these plans been determined based on the fair value at the grant dates for awards under those plans consistent with SFAS 123, "Accounting for Stock-Based Compensation," (SFAS 123) the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share data)		**2003**	2002	2001
Net income	As reported	***$7,662***	$24,512	$29,445
Less: compensation expense using the fair value method, net of tax		***1,384***	1,688	2,495
	Pro forma	***$6,278***	$22,824	$26,950
Net income per share - basic	As reported	***$ 0.16***	$ 0.50	$ 0.61
	Pro forma	***$ 0.13***	$ 0.47	$ 0.56
Net income per share - diluted	As reported	***$ 0.16***	$ 0.50	$ 0.61
	Pro forma	***$ 0.13***	$ 0.47	$ 0.56

Notes to Consolidated Financial Statements

NEW ACCOUNTING PRONOUNCEMENTS

In November 2001, the Emerging Issues Task Force released Issue 01-14 "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred." The issue requires that reimbursed out-of-pocket expenses be characterized as revenues in the income statement. This issue was effective for the Company on January 1, 2002. In order to comply with the issue, reimbursed expenses have been reclassified on the income statement for 2001. Reimbursed expenses totaled $41,948,000, $36,917,000, and $40,732,000 in 2003, 2002, and 2001, respectively.

The Company adopted SFAS 142, effective January 1, 2002. SFAS 142 changes the accounting for goodwill and certain intangible assets from an amortization method to an impairment-only approach. The amortization of goodwill, including goodwill recorded in past business combinations, ceased when the Company adopted SFAS 142 on January 1, 2002. The Company does not currently have any intangible assets requiring disclosure under SFAS 142. The Company evaluates goodwill, at least annually, in accordance with SFAS 142.

The following table presents the effect of adopting SFAS 142 on net income and basic and diluted net income per share:

(in thousands, except per share data)	***2003***	2002	2001
Reported net income	***$7,662***	$24,512	$29,445
Add: goodwill amortization	–	–	3,037
Adjusted net income	***$7,662***	$24,512	$32,482
Basic net income per share:			
Reported net income per share	***$ 0.16***	$ 0.50	$ 0.61
Goodwill amortization per share	–	–	0.06
Adjusted basic net income per share	***$ 0.16***	$ 0.50	$ 0.67
Diluted net income per share:			
Reported net income per share	***$ 0.16***	$ 0.50	$ 0.61
Goodwill amortization per share	–	–	0.06
Adjusted diluted net income per share	***$ 0.16***	$ 0.50	$ 0.67

In June 2002, the Financial Accounting Standards Board ("FASB") approved SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). The statement addresses accounting for costs to terminate contracts that are not capital leases, costs to consolidate facilities or relocate employees, and termination benefits. The statement requires that the fair value of a liability for penalties for early contract termination be recognized when the entity effectively terminates the contract. The fair value of a liability for other contract termination costs should be recognized when an entity ceases using the rights conveyed by the contract. The liability for one-time termination benefits should be accrued ratably over the future service period based on when the employees are entitled to receive the benefits and a minimum retention period. SFAS 146 is effective for disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS 123." This statement amends SFAS 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of

Notes to Consolidated Financial Statements

SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion 25 and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the market value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the annual disclosure provisions of SFAS 148 for the year ended December 31, 2002. The adoption of SFAS 148 did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

FASB Interpretation 46, "Consolidation of Variable Interest Entities" (Interpretation 46), requires the primary beneficiary of a variable interest entity (VIE) to include the assets, liabilities, and results of the activities of the VIE in its consolidated financial statements, as well as disclosure of information about the assets and liabilities, and the nature, purpose and activities of consolidated VIEs. In addition, Interpretation 46 requires disclosure of information about the nature, purpose and activities of unconsolidated VIEs in which the Company holds a significant variable interest. The provisions of Interpretation 46 were effective immediately for any interests in VIEs acquired after January 31, 2003. In October 2003, the FASB deferred the effective date of Interpretation 46 to the fourth quarter of 2003 for variable interests acquired before February 1, 2003. The adoption of this Interpretation did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

In December 2003, the FASB issued SFAS 132 (Revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132R). This statement amends SFAS 132, to provide additional disclosure requirements about pension plans and other postretirement benefit plans. The Company has adopted the annual disclosure provisions of SFAS 132R for the year ended December 31, 2003. The adoption of SFAS 132R did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

NOTE 2. Retirement Plans

The Company and its subsidiaries sponsor various defined contribution and defined benefit retirement plans covering substantially all employees. Effective December 31, 2002, the Company elected to freeze its U.S. defined benefit plan and replace it with a discretionary, non-contributory defined contribution plan. Discretionary employer contributions under the Company's non-contributory defined contribution plans are determined annually based on a percentage of each covered employee's compensation and an employee's years of service. Employer contributions under the Company's other defined contribution plans are determined annually based on employee contributions, a percentage of each covered employee's compensation, and the profitability of the Company. The cost of these plans totaled $13,683,000, $5,879,000, and $5,171,000 in 2003, 2002, and 2001, respectively.

Certain retirees and a fixed number of long-term employees are entitled to receive postretirement medical benefits under the Company's various medical benefit plans. The postretirement medical benefit obligation was $6,077,000 and $6,289,000 for 2003 and 2002, respectively.

Benefits payable under the Company's U.S. defined benefit retirement plan are generally based on career compensation, while its United Kingdom (U.K.) plans are based on an employee's final salary. The U.S. plan has a September 30 measurement date and the U.K. plans have October 31 measurement dates. The Company's funding policy is to make cash contributions in amounts sufficient to maintain the plans on an actuarially sound basis, but not in excess of deductible amounts permitted under applicable income tax regulations. The Company is not required to make any contributions to its frozen U.S. defined benefit pension plan during 2004.

Notes to Consolidated Financial Statements

The following schedule reconciles the funded status of the defined benefit plans with amounts reported in the Company's Consolidated Balance Sheets at December 31, 2003 and 2002:

(in thousands)	***2003***	2002
Change in Benefit Obligation:		
Benefit obligation at beginning of year	***$466,281***	$416,839
Service cost	***1,983***	12,548
Interest cost	***29,768***	30,296
Actuarial (gain) loss	***(16,749)***	17,039
Benefits paid	***(19,461)***	(17,348)
Foreign currency effects	***10,167***	6,907
Benefit obligation at end of year	***471,989***	466,281
Change in Plan Assets:		
Fair value of plan assets at beginning of year	***354,686***	393,770
Actual return on plan assets	***45,976***	(38,788)
Employer contributions	***12,950***	9,169
Benefits paid	***(19,459)***	(17,348)
Foreign currency effects	***8,790***	7,883
Fair value of plan assets at end of year	***402,943***	354,686
Funded status of plan	***(69,046)***	(111,595)
Unrecognized net loss	***96,939***	137,436
Unrecognized prior service cost	***243***	1,864
Net amount recognized	***$ 28,136***	$ 27,705
Amounts recognized in the Consolidated Balance Sheets consist of:		
Minimum pension liability	***$ (67,846)***	$ (76,747)
Pension obligation included in other accrued liabilities	***(2,869)***	(2,663)
Intangible assets included in other assets	***813***	1,752
Accumulated other comprehensive loss	***98,038***	105,363
Net amount recognized	***$ 28,136***	$ 27,705

Net periodic benefit cost related to the defined benefit pension plans in 2003, 2002, and 2001 included the following components:

(in thousands)	***2003***	2002	2001
Service cost	***$ 1,983***	$12,548	$12,101
Interest cost	***29,768***	30,296	28,775
Expected return on assets	***(30,579)***	(27,026)	(33,016)
Net amortization	***1,593***	(3,208)	(401)
Recognized net actuarial loss (gain)	***10,318***	3,557	(1,085)
Net periodic benefit cost	***$13,083***	$16,167	$ 6,374

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were as follows:

(in thousands)	***2003***	2002
Projected benefit obligation	***$471,989***	$466,281
Accumulated benefit obligation	***470,789***	431,433
Fair value of plan assets	***402,943***	354,686

Notes to Consolidated Financial Statements

The Company reviews the actuarial assumptions of its defined benefit pension plans on an annual basis as of each plan's respective measurement date. Major assumptions used in accounting for the plans were:

	2003	2002
Discount rate	***6.34%***	6.75%
Expected return on plan assets	***8.50%***	8.50%
Rate of compensation increase	***0.00%***	3.50%

The expected long-term rate of return on plan assets was based upon the plans' asset mix and historical returns on equity securities and fixed income investments. Plan assets are invested in equity and fixed income securities, with a target allocation of approximately 60 percent to equity securities and 40 percent to fixed income investments. The plan's asset allocation at September 30, 2003 and 2002, by asset category for the frozen U.S. defined benefit pension plan was as follows:

	2003	2002
Equity securities	***54.1%***	52.4%
Fixed income investments	***37.9%***	45.5%
Cash	***8.0%***	2.1%
Total asset allocation	***100.0%***	100.0%

The following benefit payments are expected to be paid from the frozen U.S. defined benefit pension plan:

(in thousands)	Expected Benefit Payments
2004	$ 16,719
2005	17,451
2006	18,207
2007	18,975
2008	19,853
2009 - 2013	112,448

NOTE 3. Income Taxes

Income before provisions for income taxes consists of the following:

(in thousands)	2003	2002	2001
U.S.	***$12,153***	$32,029	$38,622
Foreign	***4,473***	6,512	9,179
Income before taxes	***$16,626***	$38,541	$47,801

The provisions (credits) for income taxes consist of the following:

(in thousands)	2003	2002	2001
Current:			
U.S. federal and state	***$4,545***	$ 7,264	$15,308
Foreign	***2,816***	3,122	3,335
Deferred	***1,603***	3,643	(287)
Provision for income taxes	***$8,964***	$14,029	$18,356

Cash payments for income taxes were $11,077,000 in 2003, $9,518,000 in 2002, and $12,153,000 in 2001.

Notes to Consolidated Financial Statements

The provisions for income taxes are reconciled to the federal statutory rate of 35% as follows:

(in thousands)	***2003***	2002	2001
Federal income taxes at statutory rate	***$5,819***	$13,490	$16,730
State income taxes net of federal benefit	***216***	501	1,709
Effect of nondeductible government settlement	***2,912***	–	–
Foreign taxes	***912***	–	–
Net operating loss utilization	***(1,073)***	–	–
Other	***178***	38	(83)
Provision for income taxes	***$8,964***	$14,029	$18,356

The Company does not provide for additional U.S. and foreign income taxes on undistributed earnings of foreign subsidiaries because they are considered to be indefinitely reinvested. At December 31, 2003, such undistributed earnings totaled $60,338,000. Determination of the deferred income tax liability on these unremitted earnings is not practicable, since such liability, if any, is dependent on circumstances existing when remittance occurs.

Deferred income taxes consist of the following at December 31, 2003 and 2002:

(in thousands)	***2003***	2002
Accrued compensation	***$ 5,632***	$ 5,081
Minimum pension liability	***23,292***	25,222
Self-insured risks	***11,073***	10,294
Deferred revenues	***9,090***	9,495
Postretirement benefits	***2,212***	2,289
Other	***4,039***	3,812
Gross deferred tax assets	***55,338***	56,193
Accounts receivable reserve	***2,577***	1,323
Unbilled revenues	***17,514***	16,338
Depreciation and amortization	***9,351***	7,426
Other	***838***	428
Gross deferred tax liabilities	***30,280***	25,515
Net deferred tax assets	***$25,058***	$30,678
Amounts recognized in the Consolidated Balance Sheets consist of:		
Current deferred tax assets included in accrued income taxes	***$17,480***	$16,869
Current deferred tax liabilities included in accrued income taxes	***(20,927)***	(18,090)
Long-term deferred tax assets included in deferred income tax assets	***37,857***	52,217
Long-term deferred tax liabilities included in deferred income tax assets	***(9,352)***	(20,318)
Net deferred tax assets	***$25,058***	$30,678

A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. No such valuation allowance was required in 2003 or 2002. The Company records deferred tax assets at net realizable value.

Notes to Consolidated Financial Statements

NOTE 4. Lease Commitments

The Company and its subsidiaries lease office space, certain computer equipment, and its automobile fleet under operating leases. License and maintenance costs related to the leased vehicles are paid by the Company. Rental expense for all operating leases consists of the following:

(in thousands)	**2003**	2002	2001
Office space	***$30,483***	$29,203	$28,938
Automobiles	***9,040***	8,925	9,962
Total operating leases	***$39,523***	$38,128	$38,900

At December 31, 2003, future minimum payments under non-cancelable operating leases with terms of more than 12 months were as follows: 2004 - $30,937,000; 2005 - $22,261,000; 2006 - $17,925,000; 2007 - $12,926,000; 2008 - $9,502,000; and thereafter - $22,177,000.

NOTE 5. Long-Term Debt and Short-Term Borrowings

Long-term debt consists of the following at December 31, 2003 and 2002:

(in thousands)	**2003**	2002
Senior debt due October 2010, interest payable semi-annually at 6.08%	***$50,000***	$ –
Term loans payable to bank due:		
September 2004, interest payable quarterly at 6.8%	–	15,000
September 2004, interest payable quarterly at 7.7%	–	21,000
June 2005, interest payable semi-annually at 6.0%	–	11,087
October 2004, interest payable quarterly at 4.9%	***2,089***	2,430
December 2004, interest payable quarterly at 4.9%	***564***	636
Mortgage payable, secured by building, due August 2003, interest rate of 7.3%	–	435
Capital lease obligations	***1,117***	881
Total debt	***53,770***	51,469
Less: current installments	***(3,106)***	(1,493)
Total long-term debt	***$50,664***	$49,976

The Company leases certain computer and office equipment under capital leases with terms ranging from 24 to 60 months and depreciates these assets over the expected useful life.

The senior debt and term loans payable contain various provisions that, among other things, require the Company to maintain defined leverage ratios, fixed charge coverage ratios, and minimum net worth thresholds; and limit the incurrence of certain liens, encumbrances, and disposition of assets in excess of defined amounts, none of which are expected to restrict future operations. The Company was in compliance with its debt covenants as of December 31, 2003.

The Company maintains a $70.0 million committed revolving credit line with banks in order to meet working capital requirements and other financing needs that may arise. The balance of unused lines of credit totaled $34,573,000 at December 31, 2003. Short-term borrowings totaled $43,007,000 and $30,019,000 at December 31, 2003 and 2002, respectively. The weighted-average interest rate on short-term borrowings was 4.8% during 2003 and 4.4% during 2002. Cash paid for interest was $5,513,000, $4,225,000, and $6,080,000 for 2003, 2002, and 2001, respectively.

Notes to Consolidated Financial Statements

NOTE 6. Segment and Geographic Information

The Company has two reportable segments: one which provides various claims administration services through branch offices located in the United States ("U.S. Operations") and the other which provides similar services through branch or representative offices located in 66 other countries ("International Operations"). The Company's reportable segments represent components of the business for which separate financial information is available that is evaluated regularly by the chief decision maker in deciding how to allocate resources and in assessing performance. Intersegment sales are recorded at cost and are not material. The Company measures segment profit based on operating earnings, defined as earnings before special charges and credits, amortization of goodwill, net corporate interest, and income taxes.

Financial information as of and for the years ended December 31, 2003, 2002, and 2001 covering the Company's reportable segments is presented below:

(in thousands)	*U.S. Operations*	*International Operations*	*Consolidated Totals*
2003			
Revenues before reimbursements	***$471,847***	***$219,086***	***$690,933***
Operating earnings	***23,289***	***6,751***	***30,040***
Depreciation and amortization	***10,501***	***5,880***	***16,381***
Capital expenditures	***18,265***	***5,552***	***23,817***
Assets	***276,219***	***236,779***	***512,998***
2002			
Revenues before reimbursements	$508,734	$190,656	$699,390
Operating earnings	29,261	7,986	37,247
Depreciation and amortization	12,130	5,284	17,414
Capital expenditures	15,630	4,652	20,282
Assets	259,567	215,209	474,776
2001			
Revenues before reimbursements	$534,671	$190,868	$725,539
Operating earnings	43,255	12,773	56,028
Depreciation and amortization	13,833	6,793	20,626

The Company's most significant international operations are in the U.K. and Canada.

(in thousands)	U.K.	Canada	Other	Total
2003				
Revenues before reimbursements	***$65,412***	***$60,143***	***$93,531***	***$219,086***
Long-lived assets	***57,797***	***25,743***	***15,460***	***99,000***
2002				
Revenues before reimbursements	$56,736	$55,870	$78,050	$190,656
Long-lived assets	57,329	21,724	11,786	90,839
2001				
Revenues before reimbursements	$65,388	$52,546	$72,934	$190,868

Notes to Consolidated Financial Statements

Revenues before reimbursements by market type as of December 31, 2003, 2002, and 2001 are presented below:

(in thousands)	**2003**	2002	2001
Insurance companies	***$229,781***	$259,090	$284,966
Self-insured entities	***167,526***	191,278	199,049
Class action services	***74,540***	58,366	50,656
Total U.S. revenues	***471,847***	508,734	534,671
Total international revenues	***219,086***	190,656	190,868
Total revenues before reimbursements	***$690,933***	$699,390	$725,539

Substantially all international revenues are derived from the insurance company market.

NOTE 7. Acquisitions

The Company's annual acquisitions for the years presented were not material individually, or in the aggregate, to the Company's consolidated financial statements. Accordingly, pro forma results of operations are not presented. The Company uses the purchase method of accounting for all acquisitions. The Company considers the purchase price allocations of all acquisitions to be preliminary for the 12 months following the acquisition date and are subject to change during that period. Results of operations of acquired companies are included in the Company's consolidated results as of the acquisition date.

During 2003, the Company recorded the acquisition of Robco Claims Management PTY LTD, a Papau New Guinea claims adjusting company, for a purchase price of $116,000 in cash, excluding cash acquired. The Company also recorded additional payments of $316,000 to the former owners of Certiser, SA, under the terms of a purchase agreement which was originally executed in 1999.

During 2002, the Company recorded the acquisition of the operations of Robertson & Company Group ("Robertson") in Australia, a claims adjusting company, for an aggregate initial purchase price of $10,194,000 in cash, excluding cash acquired. This acquisition was made in order to expand the Company's presence in the Australian market. The market strength of Robertson, the established locations, and the assembled workforce supported a premium above the fair value of separately identifiable net assets. This premium was recorded as goodwill. The purchase price of Robertson was reduced by $542,000 in 2003 due to a refund received from the Australian government of Goods & Services Taxes associated with the acquisition. The purchase price of Robertson may be further increased based on future earnings through October 31, 2008.

During 2001, the Company recorded the following acquisitions: Leonard, Hirst & Miller Adjusters (1997), Ltd. ("LH&M"), a Canadian multi-line adjusting firm; Central Victorian Loss Adjusters ("CVLA"), an Australian claims administrator; SVS Experts B.V. ("SVS"), a Dutch independent adjuster; and Resin, an independent adjuster in Brazil, for an aggregate initial purchase price of $6,433,000 in cash, excluding cash acquired. In 2002, an additional payment of $138,000 was paid to the former owners of Resin pursuant to the purchase agreement. There are no additional contingent payments due under this agreement. In 2003 and 2002, additional payments of $91,000 and $96,000, respectively, were paid to the former owners of SVS pursuant to the purchase agreement. The purchase price of SVS may be further increased based on future earnings through May 31, 2004. The purchase price of LH&M may be further increased based on future earnings through April 30, 2004. The purchase price of CVLA may be further increased based on future earnings through June 30, 2004.

During 2000, the Company recorded the acquisition of Greentree Investigations, Inc. ("Greentree"), a provider of surveillance services for an aggregate initial purchase price of $900,000 in cash, excluding cash acquired. Additional payments of $296,000, $230,000, $239,000 and $42,000 in 2003, 2002, 2001, and

Notes to Consolidated Financial Statements

2000, respectively, were paid to the former owner of Greentree, pursuant to the purchase agreement. The purchase price of Greentree may be further increased based on future earnings through April 3, 2005.

During 1999, the Company acquired the Garden City Group ("GCG"), a legal administration services provider, for an initial purchase price of $6,812,000, excluding cash acquired. Additional payments of $2,873,000, $2,535,000, $2,607,000, and $3,235,000 in 2002, 2001, 2000, and 1999, respectively, were paid to the former owners of GCG pursuant to the purchase agreement. There are no additional contingent payments due under this agreement.

The goodwill recognized, fair values of assets acquired, liabilities assumed, and net cash paid for the acquisitions detailed above were as follows:

(in thousands)	**2003**	2002	2001
Goodwill recognized:			
U.S. operations	***$296***	$ 3,102	$2,773
International operations	***36***	7,992	5,322
Total goodwill recognized	***332***	11,094	8,095
Fair values of assets acquired	***87***	5,155	3,261
Other liabilities assumed	***(142)***	(2,680)	(2,149)
Cash paid, net of cash acquired	***$277***	$13,569	$9,207

The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2003 are as follows:

(in thousands)	Domestic Segment	International Segment	Total
Balance at December 31, 2001	$24,361	$61,878	$ 86,239
Acquired goodwill	3,102	7,992	11,094
Foreign currency effect	–	465	465
Balance at December 31, 2002	27,463	70,335	97,798
Acquired goodwill	***296***	***36***	***332***
Foreign currency effect	**–**	***6,393***	***6,393***
Balance at December 31, 2003	***$27,759***	***$76,764***	***$104,523***

NOTE 8. Restructuring Charges

During the third quarter of 1998, the Company restructured its U.K. and Canadian operations and realigned senior management following the resignation of its former chairman and chief executive officer. These restructuring programs resulted in the elimination of approximately 350 staff positions and the closing of 67 offices. After reflecting income tax benefits, the restructuring charge totaled $9,692,000.

Notes to Consolidated Financial Statements

The following is a rollforward of the Company's accrued restructuring costs:

(in thousands)	Leases	Employee Separations	Total
Balance at January 1, 2001	$2,442	$316	$2,758
Utilized	(624)	(235)	(859)
Balance at December 31, 2001	1,818	81	1,899
Utilized	(254)	(81)	(335)
Balance at December 31, 2002	1,564	–	1,564
Utilized	***(391)***	**–**	***(391)***
Balance at December 31, 2003	***1,173***	**–**	***1,173***
Less noncurrent portion	***(945)***	**–**	***(945)***
Current portion of accrued restructuring costs	***$ 228***	***$ –***	***$ 228***

The noncurrent portion of accrued restructuring costs consists of long-term lease obligations related to various U.K. offices which the Company has vacated and is currently attempting to sublease. Management believes the remaining reserves are adequate to complete its plan.

NOTE 9. Special Charges and Credits

During November 2003, the Company made an after-tax payment of $8,000,000, or $0.16 per share, under an agreement reached with the U.S. Department of Justice to resolve an investigation of the Company's billing practices.

In December 2000, the Company announced the termination of its contract with a software development company. In connection with the cancellation of the contract, the Company wrote down the carrying value of costs related to internal use software formerly under development. The non-cash charge totaled $10,312,000 after tax, or $0.21 per share for the year ended December 31, 2000. During 2002, the Company received a cash payment of $6,000,000 from a former vendor in full settlement of a business dispute. This credit, net of related income tax expense, increased net income per share by $0.08 during 2002.

NOTE 10. Contingencies

The Company maintains funds in trust to administer claims for certain clients. These funds are not available for the Company's general operating activities and, as such, have not been recorded in the accompanying consolidated balance sheets. The amount of these funds totaled approximately $134,258,000 and $141,611,000 at December 31, 2003 and 2002, respectively.

The Company normally structures its acquisitions to include earnout payments which are contingent upon the acquired entity reaching certain targets for revenues and operating earnings. The amount of the contingent payments and length of the earnout period varies for each acquisition, and the ultimate payments when made will vary, as they are dependent on future events. Based on 2003 levels of revenues and operating earnings, additional payments under existing earnout agreements would approximate $2,838,000 through 2008, as follows: 2004 - $323,000; 2005 - $284,000; and 2008 - $2,231,000.

Notes to Consolidated Financial Statements

The Company maintains an uncollateralized letter of credit facility to satisfy certain contractual requirements. At December 31, 2003, the aggregate amount available under the facility was $15,000,000, of which $10,884,000 is committed.

The Company has received two related federal grand jury subpoenas which the Company understands have been issued as part of a possible conflicts of interest investigation involving a public entity client of its Melville, New York office for Risk Management Services and Healthcare Management. The Company has responded to one of these subpoenas and is currently responding to the other. These subpoenas do not relate to the billing practices of the Company. The Company cannot predict when the government's investigation will be completed, its ultimate outcome or its effect on the Company's financial condition, results of operations, or cash flows, including the effect, if any, on the contract with the client. Although the loss of revenues from this client would not be material to the Company's financial condition, results of operations, and cash flows, the investigation could result in the imposition of civil, administrative or criminal fines or sanctions.

NOTE 11. Common Stock

The Company has two classes of Common Stock outstanding, Class A Common Stock and Class B Common Stock. These two classes of stock have essentially identical rights, except that shares of Class A Common Stock generally do not have any voting rights. Under the Company's Articles of Incorporation, the Board of Directors may pay higher (but not lower) cash dividends on the non-voting Class A Common Stock than on the voting Class B Common Stock.

SHARE REPURCHASES

In April 1999, the Company's Board of Directors authorized a discretionary share repurchase program of an aggregate of 3,000,000 shares of Class A and Class B Common Stock through open market purchases. Through December 31, 2003, the Company has reacquired 2,150,876 shares of its Class A Common Stock and 143,261 shares of its Class B Common Stock at an average cost of $10.99 and $12.21 per share, respectively. No shares were repurchased in 2003 or 2002.

EMPLOYEE STOCK PURCHASE PLAN

Under the 1996 Employee Stock Purchase Plan, the Company is authorized to issue up to 1,500,000 shares of Class A Common Stock to U.S. and Canadian employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose each year to have up to $21,000 of their annual earnings withheld to purchase the Company's Class A Common Stock. The purchase price of the stock is 85% of the lesser of the closing price for a share of stock on the first day of the purchase period or the last day of the purchase period. During 2003, 2002, and 2001, the Company issued 101,520, 57,652, and 80,984 shares, respectively, to employees under this Plan.

Under the 1999 U.K. Sharesave Scheme, the Company is authorized to issue up to 500,000 shares of Class A Common Stock to eligible employees in the U.K. The Scheme has terms comparable to the 1996 Employee Stock Purchase Plan. As of December 31, 2003, no shares have been issued under this Scheme.

STOCK OPTION PLANS

The Company has various stock option plans for employees and directors which provide for nonqualified and incentive stock option grants. The option exercise price cannot be less than the fair market value of the Company's stock at the date of grant, and an option's maximum term is 10 years. Options generally vest ratably over five years or, with respect to certain nonqualified options granted to key executives, upon the attainment of specified prices of the Company's stock. At December 31, 2003, there were 1,744,745 shares available for future option grants under the plans.

Notes to Consolidated Financial Statements

The fair value of options, as discussed in Note 1, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002	2001
Expected dividend yield	***3.6%***	3.6%	3.4%
Expected volatility	***34%***	33%	20%
Risk-free interest rate	***3.6%***	3.7%	4.6%
Expected life of options	***7 years***	7 years	7 years

All of the outstanding and exercisable options as of December 31, 2003 are for Class A Common Stock. A summary of the status of the Company's stock option plans is as follows:

(shares in thousands)	**2003**		2002		2001	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	***5,495***	***$ 12***	5,282	$ 13	4,445	$ 13
Options granted	***456***	***5***	891	9	1,116	10
Options exercised	–	–	(24)	4	(8)	3
Options forfeited and expired	***(631)***	***12***	(654)	12	(271)	12
Outstanding, end of year	***5,320***	***11***	5,495	12	5,282	13
Exercisable, end of year	***2,015***	***12***	1,631	12	1,390	12
Weighted-average fair value of options granted during the year:						
Incentive stock options		***$1.27***		$2.23		$1.90
Nonqualified stock options		***1.21***		2.35		1.90

The following table summarizes information about stock options outstanding at December 31, 2003 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/03	Weighted-Average Remaining Contractual Life	Number Weighted-Average Exercise Price	Exercisable at 12/31/03	Weighted-Average Exercise Price
$ 2 to 8	569	8.4	$ 5	92	$ 3
9 to 12	2,751	5.7	10	1,173	11
13 to 17	1,719	3.0	14	469	14
18 to 20	281	2.6	19	281	19
$ 2 to 20	5,320	4.9	11	2,015	12

Report of Management

The management of Crawford & Company is responsible for the integrity and objectivity of the financial information in this annual report. These financial statements are prepared in conformity with accounting principles generally accepted in the United States, using informed judgements and estimates where appropriate.

The Company maintains a system of internal accounting policies, procedures, and controls designed to provide reasonable assurance that assets are safeguarded and transactions are executed and recorded in accordance with management's authorization. The internal accounting control system is augmented by a program of internal audits and reviews by management, written policies and guidelines, and the careful selection and training of qualified personnel. Management believes it maintains an effective system of internal accounting controls.

The Audit Committee of the Board of Directors, comprised solely of outside directors, is responsible for monitoring the Company's accounting and reporting practices. The Audit Committee meets regularly with management, the internal auditors, and the independent auditors to review the work of each and to assure that each performs its responsibilities. The independent auditors, Ernst & Young LLP, are recommended by the Audit Committee of the Board of Directors, and selected by the Board of Directors. Both the internal auditors and Ernst & Young LLP have unrestricted access to the Audit Committee allowing open discussion, without management present, on the quality of financial reporting and the adequacy of internal accounting controls.

Grover L. Davis
Chairman and Chief Executive Officer

John F. Giblin
Executive Vice President and Chief Financial Officer

W. Bruce Swain
Senior Vice President, Controller, and Chief Accounting Officer

Atlanta, Georgia
February 2, 2004

Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Directors of Crawford & Company:

We have audited the accompanying consolidated balance sheets of Crawford & Company as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' investment, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Crawford & Company for the year ended December 31, 2001 were audited by other auditors who have ceased operations and whose report dated January 25, 2002 expressed an unqualified opinion on those statements before the reclassification adjustments described in Note 1 and the transitional disclosures required by Statement of Financial Accounting Standards 142, "Goodwill and Other Intangible Assets," described in Note 1.

As discussed above, the financial statements of Crawford & Company for the year ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Note 1, the Company reclassified reimbursements received for out-of-pocket expenses from operating expenses to revenues as required by Emerging Issues Task Force Issue 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred." We audited the adjustment that was applied to reclassify the balances reflected in the 2001 financial statements. Our procedures included (a) agreeing the reclassification amounts to the Company's underlying accounting records, and (b) testing the mathematical accuracy of the reclassification adjustment. In our opinion, such adjustment is appropriate and has been properly applied. As described in Note 1, these financial statements have been revised to include the transitional disclosures required by Statement 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 1 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill that is no longer being amortized to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related net income per share amounts. In our opinion, the disclosures for 2001 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such adjustment and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crawford & Company as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company ceased amortization of goodwill in accordance with Statement of Financial Accounting Standards 142, "Goodwill and Other Intangible Assets."

Ernst & Young LLP

Atlanta, Georgia
February 2, 2004

The following is a copy of a previously issued Report of Independent Public Accountants. This report relates to prior years financial statements. This report has not been reissued by Arthur Andersen LLP.

Report of Independent Public Accountants

To the Shareholders and Board of Directors of Crawford & Company:

We have audited the accompanying consolidated balance sheets of CRAWFORD & COMPANY (a Georgia corporation) AND SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crawford & Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP
Atlanta, Georgia
January 25, 2002

Selected Financial Data

For The Years Ended December 31,	***2003***	2002	2001	2000	1999
(in thousands, except per share data)					
Revenues Before Reimbursements	***$690,933***	$699,390	$725,539	$712,174	$701,926
Operating Earnings[1]	***30,040***	37,247	56,028	65,569	74,477
Net Income	***7,662***	24,512	29,445	25,348	39,264
Net Income Per Share:					
Basic	***0.16***	0.50	0.61	0.52	0.78
Diluted	***0.16***	0.50	0.61	0.52	0.78
Operating Margin	***4.3%***	5.3%	7.7%	9.2%	10.6%
Current Assets	***297,118***	272,025	261,284	264,187	267,836
Total Assets	***512,998***	474,776	431,415	458,351	474,028
Current Liabilities	***183,463***	148,249	156,307	157,639	157,990
Long-Term Debt, Less Current Installments	***50,664***	49,976	36,378	36,662	16,053
Total Debt	***96,777***	81,488	73,144	81,298	55,430
Shareholders' Investment	***172,594***	159,431	188,300	217,767	250,279
Total Capital	***269,371***	240,919	261,444	299,065	305,709
Current Ratio	***1.6:1***	1.8:1	1.7:1	1.7:1	1.7:1
Total Debt-to-Total Capital	***35.9%***	33.8%	28.0%	27.2%	18.1%
Return on Average Shareholders' Investment	***4.6%***	14.1%	14.5%	10.8%	16.0%
Cash Flows from Operating Activities	***36,858***	52,623	63,072	55,094	68,648
Cash Flows from Investing Activities	***(23,776)***	(33,371)	(28,275)	(28,297)	(36,778)
Cash Flows from Financing Activities	***(4,377)***	(11,099)	(34,126)	(21,421)	(21,790)
Shareholders' Equity Per Share	***3.54***	3.28	3.88	4.49	4.93
Cash Dividends Per Share:					
Class A Common Stock	***0.24***	0.32	0.56	0.55	0.52
Class B Common Stock	***0.24***	0.32	0.56	0.55	0.52
Weighted-Average Shares Outstanding:					
Basic	***48,668***	48,580	48,492	48,845	50,380
Diluted	***48,776***	48,664	48,559	48,933	50,498

[1] *Earnings before special charges and credits, year 2000 expense, amortization of goodwill, net corporate interest, minority interest, and income taxes. For a reconciliation of operating earnings to net income, see page 17 of this annual report.*

Quarterly Financial Data (unaudited)
Dividend Information and Common Stock Quotations

2003	First	Second	Third	Fourth	Fiscal Year
(in thousands, except per share data)					
Revenues before reimbursements	***$167,258***	***$176,310***	***$172,234***	***$175,131***	***$690,933***
Pretax income (loss)	***5,108***	***9,514***	***(1,279)***	***3,283***	***16,626***
Net income (loss)	***3,249***	***6,051***	***(3,726)***	***2,088***	***7,662***
Net income (loss) per share – basic[A]	***0.07***	***0.12***	***(0.08)***	***0.04***	***0.16***
Net income (loss) per share – diluted[A]	***0.07***	***0.12***	***(0.08)***	***0.04***	***0.16***
Cash dividends per share:					
Class A Common Stock	***0.06***	***0.06***	***0.06***	***0.06***	***0.24***
Class B Common Stock	***0.06***	***0.06***	***0.06***	***0.06***	***0.24***
Common stock quotations:[A]					
Class A – High	***4.90***	***5.55***	***7.02***	***7.39***	***7.39***
Class A – Low	***3.41***	***3.87***	***4.90***	***6.92***	***3.41***
Class B – High	***5.91***	***6.49***	***7.10***	***7.36***	***7.36***
Class B – Low	***3.90***	***4.16***	***4.95***	***6.92***	***3.90***

2002	First	Second	Third	Fourth	Fiscal Year
(in thousands, except per share data)					
Revenues before reimbursements	$171,767	$177,989	$175,912	$173,722	$699,390
Pretax income	12,841	7,653	8,863	9,184	38,541
Net income	8,167	4,867	5,637	5,841	24,512
Net income per share – basic	0.17	0.10	0.11	0.12	0.50
Net income per share – diluted	0.17	0.10	0.11	0.12	0.50
Cash dividends per share:					
Class A Common Stock	0.14	0.06	0.06	0.06	0.32
Class B Common Stock	0.14	0.06	0.06	0.06	0.32
Common stock quotations:[B]					
Class A – High	12.00	11.55	7.79	5.50	12.00
Class A – Low	8.40	6.15	4.97	4.06	4.06
Class B – High	14.85	14.97	10.50	7.30	14.97
Class B – Low	11.00	7.60	5.86	5.00	5.00

[A] *Due to the method used in calculating per share data as prescribed by SFAS 128, the quarterly per share data does not total to the full year per share data in 2003.*

[B] *The quotations listed in this table set forth the high and low closing prices per share of Crawford & Company Class A Common Stock and Class B Common Stock, respectively, as reported on the NYSE Composite Tape.*

The approximate number of record holders of the Company's stock as of December 31, 2003: Class A – 2,023 and Class B – 751.



Crawford & Company Board of Directors

Directors

seated left to right

Grover L. Davis, *Chairman and Chief Executive Officer*

Linda K. Crawford, *Private Investor*

standing left to right

Jesse C. Crawford, *President, Crawford Communications, Inc.*

E. Jenner Wood III, *Chairman, President, and Chief Executive Officer, SunTrust Bank, Georgia*

J. Hicks Lanier, *Chairman of the Board, Oxford Industries, Inc.*

Larry L. Prince, *Chairman and Chief Executive Officer, Genuine Parts Company*

Charles Flather, *Managing Partner, Middlegreen Associates*

John A. Williams, *Chairman Emeritus, Post Properties, Inc.*

Officers

Executive Management

Grover L. Davis, *Chairman and Chief Executive Officer*

Jeffrey T. Bowman, *President, International Operations*

John F. Giblin, *Executive Vice President and Chief Financial Officer*

William L. Beach, *Senior Vice President, Human Resources*

Peter J. Rescigno, *Vice President, General Counsel, Corporate Secretary*

Product Line Management

Victoria Holland, *Executive Vice President, Healthcare Management Services*

Marshall G. Long, *Executive Vice President, Claims Management Services*

Annette L. Sanchez, *Executive Vice President, Risk Management Services*

Michael J. Sherin, *Chairman, GCG / Class Action Services*

Shareholder Information

Corporate Headquarters

5620 Glenridge Drive, N.E.
Atlanta, Georgia 30342
404.256.0830

Inquiries

Individuals seeking financial data should contact:
Investor Relations, John F. Giblin,
Chief Financial Officer, 404.847.4571

Form 10-K

A copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission is available without charge upon request to:
Corporate Secretary
Crawford & Company
5620 Glenridge Drive, N.E.
Atlanta, Georgia 30342
404.847.4551

Annual Meeting

The Annual Meeting of shareholders will be held at 2:00 p.m. on April 27, 2004, at the corporate headquarters of
Crawford & Company
5620 Glenridge Drive, N.E.
Atlanta, Georgia 30342

Transfer Agent

SunTrust Bank, Atlanta
Stock Transfer Department
P.O. Box 4625
Atlanta, Georgia 30302
1.800.568.3476

Trading Information

Crawford & Company lists its common shares on the New York Stock Exchange under the symbols CRDA and CRDB

Internet Address

www.crawfordandcompany.com

Designed and Produced by Light Communications, Inc. / Atlanta, GA / www.lightcmc.com Principal Photography: David Fine

Crawford & Company
5620 Glenridge Drive, N.E.
Atlanta, GA 30342
www.crawfordandcompany.com

Crawford®